SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of July, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Interim Results

PRUDENTIAL PLC 2006 INTERIM RESULTS


 - Total EEV operating profit GBP980 million before restructuring costs, up 17%

 - New business PVNBP GBP9.8 billion, up 3%; APE of GBP1,255 million, up 9%

 - New business EEV profit GBP504 million, up 17%

 - Total net inflows for the asset management businesses GBP5.3 billion, up 138%

 - Total IFRS operating profit GBP470 million before restructuring costs, down 4%

 - Targeted cost savings from UK business increased by GBP110 million per annum to GBP150 million per annum by 2009

 - EEV shareholders' funds up to GBP10.9 billion (end 2005 GBP10.3 billion*)

 - Interim dividend 5.42 pence per share (2005: 5.3 pence per share)

All figures compared to 2005 constant exchange rates unless stated, *at reported exchange rates


Commenting, Mark Tucker, Group Chief Executive said:

"In the first half of 2006 the Group has continued to build on the momentum established during a successful 2005, with Group operating profit on an EEV basis up 17% to GBP980 million before restructuring costs in the UK.

"Insurance sales were GBP9.8 billion on a PVNBP basis, with strong growth in Asia and the US and a steady performance in the UK. Net sales in our asset management businesses more than doubled to GBP5.3 billion. Difficult trading conditions in the personal loans market resulted in a loss at Egg in the first half of the year but we expect Egg to report an operating profit for the second half.

"In line with our forecast that Asia will be cash positive in 2006 there was a net remittance to the Group of GBP5 million in the first half of the year. Across our UK insurance business and Egg we have increased our cost saving target to GBP150 million per annum from the GBP40 million announced in December 2005.

"Our clear focus continues to be to drive profitable growth across each of our businesses as well as leveraging opportunities within each region and across the Group. There remains tremendous scope to increase value for our shareholders and I am confident of the outlook for the Group."





Operational highlights:

Insurance and banking

The Group's insurance businesses delivered an increase of 22% in operating profit before tax on an EEV basis to GBP1,041 million and the operating profit on an IFRS basis was GBP516 million, up 8%.

Insurance sales in Asia grew by 27% on a PVNBP basis to GBP2.3 billion (up 35% on an APE basis) in the half year building on strong growth in 2005 as a whole. There was continuing strong growth in India up 61%, Korea up 56%, China up 40%, Singapore up 32% and Taiwan up 19%.

The average margin on new business in the region was 10% on a PVNBP basis (2005:
9.4%) and we expect margins for the full year to be maintained at around this level.

In line with our forecast that Asia will be cash positive in 2006 there was a net remittance to the Group of GBP5 million in the first half of the year. The Group has an unrivalled exposure to the high growth, high return markets in Asia and we continue to expect significant growth as we build on our powerful distribution capability; and to generate increasing levels of cash from the region.

Jackson, our US business, benefits from a strong presence in all the annuity product areas. Market conditions continue to favour variable annuities and Jackson increased its sales by over 50% in the first half of the year well ahead of overall market growth and market share in the first quarter increased to 4.2%. Overall sales in the US increased by 12% on a PVNBP basis (up 12% on an APE basis).

Jackson has continued to develop its core Perspective II product with a number of enhancements that have been well received by customers and advisors. Overall margins on new business increased to 4.2% on a PVNBP basis (2005: 3.5%). We will maintain our focus on the variable annuity market and we expect to increase our market share as the "baby boomer" generation looks to generate income from their retirement savings.

Further increases in US interest rates in the second half of the year could lead to a change in the sales mix across the annuity product range. The breadth of our offering in variable, fixed-indexed and fixed annuities means we are well positioned to respond.

The US business generated almost $300 million of statutory capital in the period and is expected to remit $180 million to the Group during 2006.

The UK insurance business continued to focus on value. Sales of GBP4.2 billion on a PVNBP basis were down 12% (down 9% on an APE basis) on the first half of 2005 with retail sales remaining stable and retail margins improving. Two large bulk annuity transactions were completed in the first half of 2006 with sales of GBP1.25 billion on a PVNBP basis. In the first half of 2005 we completed one large transaction of GBP1.45 billion on a PVNBP basis. There has been some reduction in margins on the bulk annuity business.

The aggregate margin on new business was 3.3% on a PVNBP basis (2005: 3.3%). We will continue to target an internal rate of return on new business of 14%. In the first half we achieved an internal rate of return of 13%.

Egg's card book is performing well and 153,000 new cards were sold during a successful marketing campaign in the first quarter. Egg has grown its card book by 3% at a time when the UK card market has contracted by 2%.

Conditions in the personal loans market, which had begun to deteriorate in 2005, continued to be difficult in the first half of the year. In current market conditions we do not see attractive returns. We have taken action to lower our exposure to personal lending and we expect this to continue for some time. This action adversely affects short term reported profits but we are confident that it will improve the long term value of the loan book. Bad debt charges in the first half increased significantly across the unsecured lending industry as a whole and we have taken prudent action by increasing the charge in the first half by 42%. As a result, Egg reported an operating loss before tax of GBP39 million (2005: profit GBP13 million). We expect Egg to report an operating profit for the second half.

We are restructuring our UK operations to focus on the opportunities for income in retirement, the wealth and health sectors and retail banking. We will also separate out our mature products and manage these as a specific business area. We are making good progress in integrating our UK insurance operations and Egg following the completion of the buy-back of the Egg minority announced in December 2005.

Following a further review of the combined cost base we are targeting total cost savings of GBP150 million per annum (inclusive of GBP40 million per annum savings announced in December 2005) by 2009. These savings are equivalent to 18% of the cost base and one-off costs to be incurred up to 2008 are estimated at GBP110 million (inclusive of GBP50 million announced in December 2005). In addition, following the purchase of the minority interest in Egg, we have reorganised the Group's structure with an expected benefit of GBP120 million to the Group's Financial Conglomerates Directive capital position.


Asset Management

Supported by continuing excellent investment performance, our asset management businesses in the UK and Asia are performing very strongly with net investment flows more than doubling to GBP5.3 billion. Operating profit before tax at M&G increased by 20% to GBP100 million and in Asia first half profits were GBP22 million (2005: GBP2 million). External funds under management have increased to GBP51 billion (2005: GBP46 billion).


Outlook

Overall the Group has significant capacity to grow and to build on the strength of our positions in the major retail financial services markets of Asia, the US and the UK.

                                      ENDS


Enquiries:

Media                                         Investors/Analysts

Jon Bunn                    020 7548 3559     James Matthews       020 7548 3561

William Baldwin-Charles     020 7548 3719     Valerie Pariente     020 7548 3511

Joanne Doyle                020 7548 3708



Notes to Editor:

1. The results in this announcement are prepared on two bases, namely International Financial Reporting Standards ('IFRS') and the European Embedded Value ('EEV') basis. The IFRS basis results form the basis of the Group's financial statements.

The EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS.

References to 'operating profit' in this announcement are to operating profit based on longer-term investment returns. Consistent with previous reporting practice the Group analyses its EEV basis results, and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases operating profit based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profits based on longer-term investment returns also excludes the mark to market value movement in core borrowings, the effect of changes in economic assumptions, and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

'PVNBP' refers to the Present Value of New Business Premiums. PVNBPs are calculated as equalling new single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

Period on period percentage increases are stated on a constant exchange rate basis.

2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital in excess of the premiums received required to pay acquisition costs and set up the statutory capital requirement. The time value of options and guarantees are included in the calculation.

4.There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#.

5. A presentation to analysts will take place at 9.30am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk

6. There will be a conference call for investors and analysts at 2.30pm (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK +44 20 8609 0793 and from the US + 1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 20 8609 0289 from the UK or 1866 676 5865 from the US. The conference reference number is 147018#.

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

8. An interview with Mark Tucker, Group Chief Executive, (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am on 28 July 2006.

9. Financial Calendar 2006:

Ex-dividend date                                       16 August 2006
Record Date                                            18 August 2006
Third Quarter 2006 New Business Figures                19 October 2006
Payment of interim dividend                            27 October 2006
Full Year 2006 New Business Figures                    30 January 2007
Full Year 2006 results                                 15 March 2007


10. In addition to the financial statements provided with this press release, additional financial schedules are available on the Group's website at www.prudential.co.uk

11. Total number of Prudential plc shares in issue as at 30 June 2006 was 2,429,728,675.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP238 billion in assets under management, as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



BUSINESS REVIEW

GROUP

Results Highlights

                                       Half Year  Half Year             Half Year
                                                        CER     Change    RER (4)     Change
                                            2006       2005                  2005
                                            GBPm       GBPm                  GBPm
Present value of new business
premiums (PVNBP) (1)                       9,761      9,507         3%      9,280         5%
Annual premium equivalent (APE)
sales (1)                                  1,255      1,152         9%      1,121        12%
New business profit (NBP)(1)                 504        431        17%        416        21%
NBP Margin (% PVNBP) (1)                    5.2%       4.5%                  4.5%
Total EEV basis operating
profit (2)(3)                                962        837        15%        799        20%
Total IFRS operating profit (2) (3)          453        489       (7%)        469       (3%)
EEV basis shareholders' funds (GBPbn)       10.9        9.1        20%        9.1        20%
IFRS shareholders' funds (GBPbn)             5.0        4.9         2%        5.0          -


(1) The details shown include the effect of the GBP592 million bulk annuity transfer from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited, a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2)Based on longer term investment returns from continuing operations. Operating profit is stated excluding short-term fluctuations in investments returns and shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

(3) Including restructuring costs

(4) Reported exchange rate


In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated.

The Group has continued to grow in the first half of 2006 and this has resulted in a strong set of results.

Growth in sales and the improvement in aggregate new business (NBP) margin to
5.2 per cent on a PVNBP basis and 40 per cent on an APE basis led the Group to achieve NBP growth of 17 per cent. This, together with significant growth from the fund management operations and the increase in profits from the in-force insurance business partially offset by a loss in Egg, led to an increase of 15 per cent over the first half of 2005 in total EEV basis operating profits.

On an international financial reporting standards basis (IFRS), operating profits were down 7 per cent on the same period last year. Last year's result included one-off profits in Asia of GBP34 million. The loss in Egg is offset by significant growth in the US and the asset management businesses.

Basic earnings per share based on total EEV basis for the half year after minority interests were 43.8 pence for the half year of 2006, compared with a figure of 20.7 pence for the prior year. Basic earnings per share, based on total IFRS profit for the half year after minority interests, were 18.7 pence, up 6 pence from 2005 half year figure of 12.7 pence.


Impact of Currency Movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year to date, whilst shareholders' funds are converted at period-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can have a significant effect on reported results. For example, growth in the Asia new business profit on an EEV basis was 43 per cent at reported exchange rates (RER), compared to 34 per cent at CER.

Consequently, the Board has for a number of years reviewed and reported the Group's international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders' interests in the non-UK businesses.

In the Business Review and Financial Review, period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.


INSURANCE

UNITED KINGDOM

                                       Half Year      Half Year      Change
                                            2006           2005
                                            GBPm           GBPm
PVNBP                                       4224           4797        (12%)
APE Sales                                    484            533         (9%)
NBP                                          138            159        (13%)
NBP Margin (% PVNBP)                         3.3%           3.3%
Total EEV basis operating profit(1)          336            144        133%
Total IFRS operating profit(1)               205            187         10%




(1) Excluding restructuring costs

Prudential UK continued to focus on value rather than volume during the first half of 2006 with the new business margin of 3.3 per cent remaining in line with 2005. PVNBP fell 12 per cent on 2005, while on an APE basis sales fell 9 per cent to GBP484 million from the corresponding period last year. APE sales in the first half of 2006 included GBP59 million from the acquisition of inforce pension annuities from the Scottish Amicable Insurance Fund ("SAIF") in June 2006 and GBP66 million from the acquisition of pension annuities from Royal London in January 2006. The 2005 result included APE sales from the Phoenix Life and Pensions ("PLP") transaction of GBP145 million, completed in June 2005. Excluding bulk annuity business, retail APE sales increased 1 per cent on 2005.

On an APE basis, the new business margin fell to 29 per cent, down from 30 per cent at the half year 2005. This primarily reflects an adverse shift in sales mix due to a reduced proportion of bulk annuity and DWP rebate business, and the negative impact of economic assumption changes which were offset by an increase in annuity yield margins. An overall increase in retail margins (including DWP rebates) was offset by a decline in the bulk annuity margin reflecting increased competition in this market. This margin movement and the fall in sales volumes led to the overall decline in new business profits, down from GBP159 million to GBP138 million.

Total EEV basis operating profits increased 133 per cent, the 2005 result being impacted by a persistency assumption change. Prudential UK continues to monitor closely mortality and persistency experience. Current experience is in line with our assumptions.

Strong growth in IFRS profits attributable to the with-profits fund (due to excellent investment returns achieved in 2005 and the subsequent bonus announcement made in February 2006) and increased annuity profits led to an overall increase in IFRS profits of 10 per cent.

Bulk annuity sales fell 29 per cent on the first half of 2005 to GBP128 million. This is due largely to the completion of the large PLP back-book transaction in 2005 (GBP145 million APE) as well as the challenging conditions seen in the bulk annuity market in the first half of 2006.

Despite the slowdown seen in the first half of 2006, Prudential UK believes that there is significant potential within this market and it is well positioned to benefit given its strong brand, financial strength, extensive annuitant mortality risk assessment capabilities and its well regarded fixed income fund management teams allowing it to pursue an optimal investment strategy. However, Prudential UK will not chase headline growth but instead, maintain its focus on value. In particular, it will only look at transactions that generate an acceptable rate of return.

The first half of 2006 saw the completion of two further back-book transactions. In January, Prudential reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand but which also included some annuities written under the Refuge Assurance brand. The transaction generated premium income of GBP66 million on an APE basis. In June, Prudential Assurance Company (PAC) agreed to reinsure the non-profit immediate pension annuity portfolio of the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Ltd (PRIL). SAIF is a closed sub-fund established by a court approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was GBP59 million on an APE basis.

Retail sales were up 1 per cent on 2005. Increased sales of individual annuities, with-profit bonds and offshore bonds were offset primarily by a decline in protection sales and DWP rebate business.

Total individual annuity APE sales for the first half of 2006 were up 3 per cent on the corresponding period last year at GBP114 million. This reflects the particularly strong second quarter performance in which APE sales were up 12 per cent on the same period last year.

The with-profits bonus announcement made in February 2006 was well received by both customers and advisers and contributed to increased interest in with-profit bonds and with-profit annuities with sales growth of 50 per cent and over 100 per cent respectively. Sales of with-profit annuities also benefited from the favourable comparison of their returns with the decline in conventional annuity rates seen in 2005 and early 2006.

Increased offshore bond sales (up 133 per cent) were offset by a decline in unit-linked bond sales (down 31 per cent) as Prudential chose to continue its focus on value, not volume. Within the unit-linked bond market, Prudential is focusing on intermediaries where it anticipates good persistency and thereby avoids the recycling of business which has been seen recently. Prudential has structured its commission rates in accordance with this strategy.

In line with this focus on value for both the customers and advisers, Prudential launched its new Flexible Protection Plan in July 2006. This innovative new protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments will be based on severity levels and multiple claims for the same or new illness will be possible. This will be sold initially through Prudential's Direct channel and a number of financial advisers specialising in the protection market.

As a result of the mailing to its 440,000 customers contracted-out of the State Second Pension ("S2P") for the 2005/2006 tax year, approximately 132,000 customers elected to contract back into the State scheme resulting in a decline in DWP rebate business of 30 per cent in the first half of 2006.

PruHealth continues to grow strongly with over 50,000 individuals now covered, a number that has almost doubled in the last six months. Contributing to this growth is the number of companies adopting PruHealth for their employee healthcare schemes, including British Airways voluntary scheme, Smith and Nephew and Norton Rose.

In June, Prudential and Royal London signed a partnership agreement under which Royal London will offer Prudential's annuity products on an exclusive basis to customers with maturing pensions originally written under the Royal London, Refuge and United Assurance Group ("UAG") brands. The agreement, which is expected to take effect from September 2006 and run for five years, will cover new vesting annuities resulting from a range of pension policies.

In addition, Prudential and Royal London have reached agreement to reassure (and subsequently transfer) to Prudential all pension annuities arising from vestings between July 2005 and October 2006, for policies written under the same brands. This supplements the agreement reached between Prudential and Royal London in January 2006 for Prudential to acquire the portfolio of in-payment pension annuities which were already in payment at 1 July 2005, and which again arose from vestings of policies written under the Royal London, Refuge and UAG brands.

Prudential has signed an exclusive 5 year agreement with Threadneedle as their supplier of annuities for Threadneedle's Stakeholder Scheme along with future defined contribution schemes which Threadneedle acquires. This is a new area for Prudential which builds on its experience in providing annuities to customers of life insurance companies. With the future growth in DC schemes within the UK we expect more agreements of this type in the future.

In December 2005, Prudential announced total annualised pre-tax cost savings across the combined UK and Egg business of GBP40 million by the end of 2007. To help achieve this, Prudential UK has been reorganising its structure during the first half of 2006 to allow it to integrate the Egg banking business. This will allow the UK business to achieve greater efficiencies and thereby position itself to better meet its customers' needs, reduce costs and generate greater shareholder value. The business has been restructured to focus on the opportunities in the income in retirement, wealth and health and retail banking markets and mature products have been separated out and will now be managed as a specific business area. All of these areas now share single support functions, thereby reducing duplication across the two businesses.

An end to end review of the UK business aimed at reducing the overall cost base is underway. Total UK and Egg pre-tax cost savings are expected to be GBP150 million per annum by 2009. This includes the saving of GBP40 million previously announced in December 2005. GBP100 million will come from shareholder business and GBP50 million from policyholder business. The savings are currently expected to be neutral on an EEV basis but will benefit IFRS profits and the cash position of the integrated UK business. In total the cost of implementing these measures are expected to be GBP110 million pre tax of which GBP70 million relates to the shareholder and GBP40 million to the policyholder. In the first half of 2006, a charge of GBP12 million 'restructuring' costs on an EEV basis and GBP11 million on an IFRS basis has been taken in relation to this in the UK.

The cost savings will be achieved by way of functional restructuring, site rationalisation and control of discretionary spend.

The With-Profits Fund benefited from a pre-tax investment return of 4.2 per cent in the first half of 2006 compared with 7.4 per cent in the comparable period of 2005. Over the last five years (to 30 June 2006), the With-Profits Fund has delivered a pre-tax total return of 48.9 per cent compared with the return on the FTSE All Share (Total Return) index over the same period of 27.8 per cent. The fund remains strong with an inherited estate estimated to be around GBP8.7 billion as at 30 June 2006, on a realistic valuation basis, compared with approximately GBP8.0 billion at the end of 2005. The PAC long-term fund is currently rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

The table below shows the change in the investment mix of Prudential's main with-profits fund:

                                Half Year     Full Year     Full Year
                                     2006          2005          2004
                                        %             %             %
UK Equities                            37            40            33
International equities                 17            19            15
Property                               16            15            18
Bonds                                  25            21            29
Cash and other assets classes           5             5             5


Prudential UK will continue to pursue profitable opportunities in its chosen product areas and distribution channels in 2006 maintaining its focus on maximising value and return on capital.



UNITED STATES

                              Half     Half   Change    Half   Change
                              Year     Year             Year
                                        CER              RER
                              2006     2005             2005
                              GBPm     GBPm             GBPm
PVNBP                        3,209    2,875      12%   2,749      17%
APE sales                      323      288      12%     275      17%
NBP                            134       99      35%      95      41%
NBP Margin (% PVNBP)           4.2%     3.5%             3.5%
Total EEV basis operating
profit*                        350      451     (22%)    431    (19%)
Total IFRS operating profit*   227      178      28%     169      34%


* Continuing operations.


Period-on-period comparisons of financial performance are on a Constant Exchange Rate (CER) basis, unless otherwise stated

Jackson, our US Insurance business, had a strong first half to the year delivering PVNBP and APE sales growth of 12 per cent whilst maintaining the strong new business profit margins achieved during 2005. Jackson again delivered record variable annuity sales during the first half of 2006, and has now recorded seven consecutive record quarters of variable annuity growth.

Innovation in product design continues to be a key driver of Jackson competitiveness, and during the first half of 2006 79 per cent of retail sales related to products and product features launched since the beginning of 2005. In January Jackson added a 5 per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits (GMWBs). In February, the company launched two new fixed index annuity contracts, Elite Choice and Elite Choice Rewards, which expanded the number of FIA products Jackson offers to five. In May, Jackson added five new guaranteed minimum withdrawal benefit
(GMWB) options that provide contract holders with a guaranteed return of premium and lifetime income. Additionally, Jackson expanded its variable annuity fund offering during the first half of the year.

The organisational flexibility and competency in execution which enables this product innovation, coupled with a powerful distribution model and strong service offering increased Jackson's share of the variable annuity market to 4.2 per cent during the first quarter (VARDS), up from 3.3 per cent at the same time last year. Jackson also improved its share of variable annuity sales through the independent broker-dealer channel to 10.4 per cent at the end of the first quarter, up from 5.4 per cent two years ago, and 8.1 per cent at the same point in 2005.

At the 2006 half year, Jackson had $70.7 billion in GAAP assets. Of this total, $21.0 billion related to variable annuity assets, an increase of $2.9 billion compared to 2005 year-end, and up $5.6 billion from 12 months ago, further diversifying Jackson's earnings towards fee-based income.

The 12 per cent growth in APE sales to GBP323 million during the first half of 2006 reflects a 26 per cent increase in retail sales. This growth was driven by a 52 per cent increase in variable annuities to GBP189 million against market growth of 20 per cent (VARDS) in the year to March 2006. The increased variable annuity sales more than offset a reduction in sales of both fixed annuities and fixed index annuities, down 28 per cent to GBP31 million and 6 per cent to GBP29 million respectively. Entry spreads for fixed annuities continued to be challenging during the first half of the year, which limited the attractiveness of the market to Jackson. To the end of May 2006 the fixed annuity market was down 9.3 per cent from the same point in the prior year (LIMRA).

Fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US, with total market sales to March 2006 down 2 per cent (LIMRA) from the prior year.

Institutional APE sales of GBP65 million, a market in which Jackson participates on an opportunistic basis, were down 23 per cent from the prior year.

New business profit of GBP134 million was 35 per cent above the prior year, reflecting both a 12 per cent increase in APE sales and an increase in margin from 35 per cent to 41 per cent half year on half year. The increase in margin reflects a favourable business mix; economic assumption changes, including the increase in the equity risk premium; and positive effects from the increase in election of high margin guaranteed benefit options on variable annuity contracts.

Total EEV basis operating profit at the half year 2006 was GBP350 million compared to GBP451 million in the prior year. In-force EEV profits of GBP212 million were 37 per cent below prior year profit of GBP339 million, primarily reflecting the inclusion in 2005 of an operating assumption change relating to price increases introduced on two older books of term life business representing GBP142 million, partially offset by an increase in the unwind of the in-force business during the first half of 2006. The unwind increased as a result of a higher opening embedded value and a higher risk discount rate as long-term interest rates increased.

The growth in IFRS operating profit of 28 per cent from the prior year to GBP227 million primarily reflects an increase in spread and fee income over the first half of 2005. The improved spread income from prior year relates primarily to spread earned on fixed index annuity assets and earnings in excess of the target on the regular portfolio, partially offset by lower spread from non-recurring make-whole and mortgage prepayment fees. Higher fee income of GBP59 million over prior year was primarily driven by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high margin guaranteed option benefits.

National Planning Holdings (NPH), Jackson's independent-broker network, had a strong first half to the year with profits up 33 per cent to GBP4 million. NPH, which is a network of four independent broker-dealers, increased sales through the network to $6.1 billion in the six months to June 2006, an increase of 27 per cent over the prior year. NPH has also increased the number of registered advisors in its network to 2,660 at the half year, up from 2,421 in the prior year, further extending Jackson's footprint in broker-dealer distribution.

Curian Capital, which offers customised separately managed accounts, recorded improved results with losses of GBP4 million in the first half improved from losses of GBP6 million in the prior year, as it continues to build scale in assets under management. At 30 June 2006 Curian Capital had $1.98 billion (GBP1.07 billion) of assets under management compared with $1.35 billion (GBP731 million) at the same point in the prior year.

In June 2006 Jackson announced a new branding campaign designed to increase awareness of Jackson's rich tradition, bold vision and innovative approach to developing and delivering a range of retirement planning solutions.

Jackson continues to deliver growth in the attractive US market and has further enhanced its competitive advantage in the variable annuity market, offering the product and service solutions that both customers and advisors want. With a continued focus on product innovation, a proven relationship-based distribution model, award winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.


ASIA

                                       Half     Half    Change    Half   Change
                                       Year     Year              Year
                                       2006      CER               RER
                                                2005              2005
                                       GBPm     GBPm              GBPm
PVNBP                                 2,328    1,835       27%   1,734      34%
APE sales                               448      331       35%     313      43%
NBP                                     232      173       34%     162      43%
NBP margin (% PVNBP)                   10.0%     9.4%              9.3%
Total EEV basis operating
profit *                                359      269       33%     252      42%
Total IFRS operating profit **           88      126      (30%)    116     (24%)


* Excluding fund management operations, development and Asia regional head office expenses.

** Excluding fund management operations, development and Asia regional head office expenses. Half year 2005 includes exceptional items totalling GBP44m



Prudential continues its profitable growth in Asia through leveraging its multi-channel distribution capabilities and profitable and capital efficient products, well known brand and strong local management teams.

Across the region, new business growth remains strong at 27 per cent above the first half of 2005 on a PVNBP base and 35 per cent on an APE basis. New business margins on APE are in line the same time last year at 52 per cent . Changes in geographic mix towards the higher growth, but lower margin markets of India and Korea were offset by an improved product mix. The proportion of linked business has increased from 58 per cent last half year to 66 per cent in 2006 on a PVNBP basis, and Asia have sold a lower proportion of lower margin linked business in Taiwan which was a feature of the results last year. Operating experience variances are marginally negative at GBP2 million. Excluding last half year's one off exceptional items of GBP44 million, which included the release of reserves in Singapore, IFRS profits have increased by 7 per cent to GBP88 million.

Prudential has developed its Asian business with a focus on building profitable and sustainable scale. This has led to a strong emphasis on product profitability and capital efficiency, and the business today has an average new business capital strain of less than 3 per cent of PVNBP. As a result, and in line with prior expectations Prudential Corporation Asia became a net capital contributor in the first half of 2006 with a net repatriation of GBP5 million. This occurred even while, as noted above, the business grew by 35 per cent on an APE basis

Our Korean business grew 65 per cent over the first half of 2005 and has now become our largest country market in Asia in terms of new business APE. New business margin, at 38 per cent, is in line with the full year 2005. Our multi-channel approach is highly effective in Korea. Proprietary distribution continues to grow with the addition of nearly 400 financial consultants for a total force of over 1,600. These are highly professional agents and are twice as productive as Prudential Corporation Asia's regional average. We are also growing the broker network through providing attractive levels of service and support. Bank distribution continues to develop despite being constrained by regulatory volume caps imposed on our partner banks.

Our JVs in the large growth markets of India and China grew rapidly as well. ICICI-Prudential in India grew new business APE by 100 per cent over the same period last year driven by continued geographic expansion. There was a further boost to sales volumes in the second quarter due to a regulatory driven cessation of the current form of linked products. New linked products launched from 1st July 2006 have features designed to ensure customers take a longer term view of insurance products.

In the first half of 2006 new business APE for our China JV increased by 36 per cent over the same period in 2005. CITIC-Prudential now has 14 city licenses up from 10 at the 31 December 2005, and 11 cities operational with Wuxi (Jiangsu province) being licensed and launched in 2006. CITIC-Prudential has also been granted life licenses in Jiangmen in Guangdong province and further new provincial capitals, Jinan in Shandong and Hangzhou in Zhejiang province .

Our business in Indonesia continues to grow apace with a 45 per cent increase in new business over the same period last year. Prudential has been in Indonesia for 10 years and the operation is now well established with a high proportion of unit linked business, good new business margins and reporting profits on an IFRS basis. At 28,000, agent numbers are almost doubled from last year. The life insurance market in Indonesia is still very much in its infancy and has considerable long term potential.

Turning to the established markets, Singapore's first half new business growth on an APE basis was 32 per cent. Prudential has been a leading player in Singapore for many years, one of Asia's more competitive markets; however, during the first half of 2006 we have been able to leverage Prudential's regional and international fund management expertise to launch an appealing series of unit linked funds to drive growth in single premiums of 64 per cent compared to the same period last year.

In Hong Kong, whilst new business volumes have increased more modestly at 10 per cent compared to last year, margins have increased from 52 per cent to 67 per cent driven by new products and higher productivity from the agency force.

In Malaysia new business volumes have remained essentially in line with last year. During the first half of 2006, the Malaysian agency force was adjusting to a series of regulatory changes that started in the second half of 2005 affecting policy illustrations, minimum sum assureds and delays to new product approval. New business volumes remained in line with last year. In January 2006, Prudential and Bank Simpanan Nasional (BSN) were awarded a takaful (Islamic compliant life insurance) license to develop and market life insurance products to Muslim Malays who make up more than 60% of the population. BSN (formerly the Post Office Savings Bank), is wholly owned by the Ministry of Finance and is one of the major banks in Malaysia with a nationwide network of 391 branches. This new joint venture will also use Prudential's tied agency distribution and is expected to launch in the third quarter of this year

In Taiwan the emphasis remains on capital efficient unit linked products and new business has grown by 25 per cent compared to a weak first half last year. New business margins have increased from 39 per cent to 52 per cent reflecting a lower proportion of the retirement orientated linked product sold in the first half of last year.

Prudential's other markets of the Philippines, Thailand and Vietnam collectively remained in line with prior year. Prudential continues to retain its clear market leading position in Vietnam. The business is now generating profits under the IFRS basis, and we expect to launch unit linked products in the second half of this year. In Thailand, we have recently opened the market's largest telemarketing call centre to take advantage of the significant direct marketing opportunity.

In summary, Prudential continues its excellent track record of building a profitable business in Asia with the ability to drive strong growth and increasing capital generation.


ASSET MANAGEMENT

M&G

                                  Half Year    Half Year    Change
                                       2006         2005
                                       GBPm         GBPm

Gross investment flows                6,795        3,579       90%
Net Investment flows                  3,595        1,680      114%
Underlying IFRS operating profits
before PRF                               91           68       34%
Total IFRS operating profit             100           83       20%


Record net fund in-flows and market leading investment performance led to M&G delivering a 34 per cent increase in underlying profit in the first half of 2006. Underlying profits (excluding performance related fees) were GBP91 million in the first six months of the year, compared to GBP68 million for the same period last year. M&G's operating profit including performance fees was GBP100 million, an increase mof 20 per cent.

M&G delivered an exceptional level of fund inflows in the first six months of the year, which reflects M&G's leading position in retail fund management, institutional fixed income, pooled life and pensions funds, property and private finance. Gross fund inflows were GBP6.8 billion, an increase of 90 per cent on the same period last year. Net fund inflows more than doubled to GBP3.6 billion, which is already 93 per cent of total net inflows achieved in the whole of 2005.

Gross fund inflows into M&G's retail businesses were their highest ever at GBP3.6 billion and were more than double those achieved in the first half of last year. Net fund inflows saw a near four-fold increase to GBP1.7 billion and have already exceeded the total net flows last year. This was on the back of excellent fund performance across M&G's equity, fixed income and property funds, which over the last three years has seen 77 per cent of M&G retail funds beating their UK sector average and 45 per cent delivering top quartile performance.

M&G's institutional businesses also enjoyed an excellent first half to the year. Gross fund inflows grew by 64 per cent to GBP3.2 billion and net inflows by 51 per cent to GBP1.9 billion. M&G continued its successful strategy of generating attractive new revenue streams using expertise developed for internal funds with the roll-out of its Episode global macro strategy to external clients. M&G's successful Collateralised Debt Obligation (CDO) programme continued with the launch of two new CDOs in the first half of 2006, bringing the total number launched to 13.

Asia

                         Half     Half    Change   Half    Change
                         Year     Year             Year
                                   CER              RER
                         2006     2005             2005
                         GBPm     GBPm             GBPm
Net investment flows    1,709      571    199%      548     212%
Total IFRS operating
profit*                    22        3    633%        2    1000%



* IFRS operating profit in 2005 was GBP12 million on RER, offset by GBP10 million of exceptional charges.


The Asian Fund Management Business achieved a record first half year, delivering the highest first half inflows since the business was launched. Net inflows of GBP1.7 billion were up 212 per cent on the same period in 2005. Of the GBP1.7 billion in net inflows, GBP1.4 billion was in longer term equity and fixed income products and GBP0.3 billion was in shorter term money market funds. Third party funds under management in Asia at the half year were GBP10.9 billion, up 12 per cent compared to the end of the first half of 2005. In August last year, ICICI increased its stake in Prudential's Indian asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the 2006 half year numbers are reported at 49 per cent. On a comparable basis, third party funds under management grew 27 per cent from the first half of 2005.

The strength of the Asian Fund Management Business's geographic diversification, product innovation and delivery and strong fund performance has resulted in continued strong net inflows, especially in Korea and India. In India, our joint venture increased its funds under management to GBP3.7 billion** to become the number one ranked asset management company in India, overtaking a local incumbent that had held this rank since 1964. Prudential's first fund launch in China in April 2006 generated new inflows of GBP205 million (Prudential's share was GBP68 million).

Total funds under management as at 30 June 2006 were GBP26.2 billion, up 11 per cent on the first half of 2005. On a comparable basis adjusting as noted above for India the growth was 16 per cent . On an IFRS operating profit basis, profits for the first half were GBP22 million compared with GBP3 million for the same period in 2005. The first half profit numbers for 2005 were reduced by GBP10 million of exceptional charges related to bond funds in Taiwan. Excluding these charges profits grew by 69 per cent in the first half of 2006 when compared to the first half of 2005.

Prudential remains confident that its fund management business is ideally positioned to capitalise on the opportunities to grow this business strongly and profitably.


** based on 100 per cent, Prudential only reports its 49 per cent share of funds under management and profits


PPM America

                               Half    Half    Change   Half   Change
                               Year    Year             Year
                                        CER              RER
                               2006    2005             2005
                               GBPm    GBPm             GBPm
Funds under management (GBPbn)   38      40      (5%)     41     (7%)
Total IFRS operating profit*      4      16     (75%)     15    (73%)


PPM America is the North American institutional investment manager of Prudential. PPMA's IFRS operating profits of GBP4 million are down from GBP16 million in the prior year. The decrease is primarily due to an GBP8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

PPMA, which specialises in public and private fixed income and equity, and real estate securities, and, through its affiliate PPM Finance, Inc., commercial mortgage lending, had funds under management of $70 billion at half year 2006 (including PPM Finance) down from $73 billion in the prior year, of which 69 per cent relates primarily to JNL policyholder assets, 29 per cent to funds managed on behalf of other Prudential UK and Asian affiliates, and 2 per cent to funds managed for external clients, including CDOs and similar products.



BANKING

Egg

                               Half Year   Half Year      Change
                                   2006         2005
                                   GBPm         GBPm
IFRS Operating Profit from
Continuing Operations *             (39)          13      (400%)

Highlights of banking business *
Net interest income                 163          146        12%
Non-interest income                  71          105       (32)%
Cost-to-income ratio               45.9%        44.2%        -
Bad debts                          (166)        (117)      (42)%



* Excluding Funds Direct as being discontinued and re-engineering costs related to integration with Prudential UK


Egg's made a loss of GBP39 million for the first half of 2006, compared with a profit of GBP13 million for the same period in 2005. This performance is driven by a significant increase in bad debt charges (GBP49 million higher than the first half of 2005) in line with the rest of the unsecured lending industry. Within the Egg book the higher charge also reflects above average bad debt emerging from a specific cohort of the loan portfolio written in 2004. Additionally non-interest income has fallen as a result of reduced sales of Payment Protection Insurance (PPI) products. Egg has made the decision to reduce new loan volumes by raising the threshold for new applicants consistent with its stated desire to only write new business that meets its hurdle return on capital threshold.

Egg is expecting to report an operating profit for the second half of 2006.

Egg had a strong performance in new credit card customer acquisition in the first quarter of 2006 with its balance switcher proposition delivering a record quarter in card issuance (153,000 visa cards). This was achieved despite a lower acceptance rate than previous due to the increase in thresholds to maintain the above industry average credit quality of the card book.

Egg's card book is performing well in a difficult market where consumers are spending and borrowing less on average. Outstanding balances across the industry have contracted by 2 per cent in the year to May, whilst Egg's balances have increased by 3 per cent to May.

Revenues have decreased by GBP17 million over the same period in 2005 primarily due to the strategic decision to scale back on new loans and the resultant impact on PPI sales. Whilst this partial withdrawal has driven an approximate GBP30 million year on year deficit in Egg's first half 2006 results, it will not impact long-term value as the loans being written in 2006 are of higher credit quality due to scorecard changes that we have continued to make consistent with our risk appetite. The benefit of these changes is expected to flow through in lower bad debt charges in 2007 to 2009.

Income from the credit card book rose by GBP16 million year on year, despite absorbing an additional GBP10 million IFRS cost associated with card acquisitions in the first quarter (which will reverse over the second half of 2006). The income was mostly driven by a 100bps increase in the headline APR in August 2005 and the extension of fees on balance transfers.

The bad debt charge in the first half of 2006 is significantly higher compared to last year (GBP49 million). This has predominantly been driven by the expected emergence of bad debt from the maturing card and loan portfolios after consistent periods of growth. This is exaggerated by a higher than expected ongoing bad debt charge from 2004 loan business. We believe that these charges are consistent with, or more favourable than, the higher bad debt charges being reported across the industry.

For the first half of 2006 Egg has also incurred GBP6 million of re-structuring costs to deliver standalone cost and synergy savings committed to as part of the integration with Prudential's UK operations. The benefits of these synergies will be seen in 2006 and beyond.



FINANCIAL REVIEW

SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered overall sales growth during the first half of 2006 with total new insurance sales up 3 per cent, on a present value of new business premium basis ("PVNBP"), to GBP9.8 billion at constant exchange rates (CER). This resulted in insurance sales of GBP1.3 billion on the annual premium equivalent (APE) basis, an increase of 9 per cent on 2005. At reported exchange rates (RER), APE sales were up 12 per cent on the half year of 2005.

Total gross investment sales were GBP16.8 billion, up 27 per cent on 2005 at CER. Net investment sales of GBP5.3 billion were more than double net investment sales in 2005 at CER.

Total investment funds under management increased by 10 per cent at RER from GBP46.3 billion at 31 December 2005, to GBP51.1 billion at 30 June 2006, reflecting net investment flows of GBP5.3 billion and net market and other movements of negative GBP0.6 billion.

At 30 June 2006, funds under management were GBP237.5 billion, an increase of 1 per cent from 2005 year end at RER.


EUROPEAN EMBEDDED VALUE (EEV) RESULTS

EEV Basis Operating Profits

Total EEV basis operating profit from continuing operations of GBP962 million was up 15 per cent on a CER basis and up 20 per cent on a RER basis reflecting strong growth from Prudential's insurance and fund management businesses.

                         Half     Half              Half
                         Year     Year   Change     Year
                                   CER               RER  Change
                         2006     2005              2005
                        GBPm      GBPm              GBPm
New business profit
(NBP)                    504       431      17%      416     21%
Business in-force        537       420      28%      399     35%
Long-term business      1041       851      22%      815     28%
Asia development
expenses                  (7)       (8)     13%       (8)    13%
Other operating
results                  (54)       (6)               (8)
UK restructuring costs   (18)        -                 -

Total                    962       837      15%      799     20%


Group NBP from long-term business of GBP504 million was up 17 per cent on the prior year at CER, reflecting strong growth in Asia and the US, up 34 per cent and up 35 per cent respectively. The Group's new business margin, on a PVNBP basis, increased from 4.5 per cent for the first half of 2005 to 5.2 per cent for the first half of 2006.

Total in-force profit of GBP537 million was up 28 per cent on 2005 on a CER basis. This resulted from strong growth in the UK and Asian operations offset by a fall in the US.

In aggregate net operating assumption changes were small at negative GBP8 million while experience variances and other items together were a positive GBP18 million.


UK Insurance Operations

EEV basis operating profit of GBP336 million was up 133 per cent on 2005.

New business profit of GBP138 million was down 13 per cent on the first half of 2005, reflecting both a decline in sales volumes and a fall in NBP margin on an APE basis from 30 per cent in the first half of 2005 to 29 per cent in 2006. The PVNBP margin remained in line with 2005 at 3.3 per cent.

The decrease in APE margin primarily reflects a shift in sales mix with a lower proportion of bulk annuity sales and a negative effect from economic assumption changes partly offset by an increase in annuity yield margins. The bulk annuity margin fell from 2005 due to increased competitiveness in the market. This was offset by an increase in the retail margin.

The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK was unchanged from the first half of 2005, at 13 per cent.

In-force profit of GBP198 million was up on the first half of 2005 reflecting an increase in unwind (due to increase in equity risk premium from 3 per cent to 4 per cent, an increase in the opening embedded value and an increase in the risk free rate) offset by a number of other items including service company losses, continued regulatory costs, losses in PruHealth and GBP24 million for tax related items. The 2005 result included a charge of GBP148 million in respect of a persistency assumption change. There were no operating assumption changes in 2006. Prudential continues to closely monitor mortality and persistency experience and during the first half of 2006 these performed in line with our assumptions.


US Operations

In the US, EEV basis operating profit from long-term operations was GBP346 million, down 21 per cent at CER and down 17 per cent at RER from the prior year.

At CER, new business profit (NBP) increased by 35 per cent, and at RER by 41 per cent, to GBP134 million, reflecting a 12 per cent increase in PVNBP sales and an increase in margin on a PVNBP basis from 3.5 per cent at half year 2005 to 4.2 per cent at the half year 2006.

APE sales also improved by 12 per cent at CER, and the margin on an APE basis improved from 35 per cent to 41 per cent. The increase in margin from prior year reflects a favourable business mix; economic assumption changes, including an increase in the equity risk premium; and positive effects from the increase in election of high margin guaranteed benefit options on variable annuity contracts.

For Jackson, the average IRR on new business in the first half of 2006 was 17 per cent.

At CER, the in-force profit for the half year decreased from GBP339 million in the prior year to GBP212 million. At RER, in-force profit decreased from GBP324 million to GBP212 million. This decrease is primarily due to an operating assumption change in 2005 following price increases introduced on two older books of term life business (GBP142 million), partially offset by an increase in the unwind of the in-force book, and an improved spread variance. The 50 per cent increase in the unwind at CER is primarily due to an increase in the risk discount rate. At CER the spread variance is up 20 per cent to GBP60 million at half year 2006, primarily reflecting achieved spreads in excess of the current weighted portfolio target on the regular portfolio. Also included within the spread variance is GBP16 million of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income. Jackson expects to continue to achieve spread income ahead of target in the second half, although at lower levels than achieved in the first half.


Asia Operations

EEV basis operating profit from long-term operations (excluding development and regional head office costs) was GBP359 million for the half year, up 33 per cent at CER and 42 per cent at RER on half year 2005.

New business profit increased by 34 per cent, at CER, over the first half of 2006 to GBP232 million compared to the same period in 2005, reflecting the strong sales increase and the maintained NBP margin on an APE basis of 52 per cent compared to the same period in 2005. The margin remained constant as a positive effect due to product mix was offset by the negative impact of country mix with a higher proportion of new business being from the relatively lower margin markets of Korea and India, which now contribute 37 per cent of APE sales. Margin on a PVNBP basis at half year 2006 is 10 per cent compared to 9.4 per cent in 2005.

In-force operating profits (excluding development expenses and regional head office costs) in Asia of GBP127 million for the first half of 2006 represent an increase of 32 per cent over the same period for 2005 at CER, which included changes of assumptions.

In Asia, IRRs on new business at a country level are targeted to be 10 per cent over the country risk discount rate. Risk discount rates vary from 5 to 18 per cent depending upon the risk in each country market. These target rates of return are average rates and individual products could be above or below the target. In aggregate, IRR on new business exceeded 20 per cent on average new business discount rates for the first half of 2006 of 9.9 per cent. However, Thailand and Japan which have yet to reach scale, did not exceed their target.


Asset management, banking and other

M&G

M&G's total operating profit was GBP100 million, an increase of GBP17 million (20 per cent) on the first half of 2005. This growth in profits, which has resulted in M&G achieving interim operating profits of GBP100 million for the first time, continues to be driven by higher revenue from both existing and new business lines. Strong net sales have been consistently delivered from retail and institutional customers which, when combined with higher market levels, has resulted in assets under management growing from GBP126 billion at the end of 2004 to GBP155 billion at June 2006, an increase of 23 per cent.

Underlying profits of M&G increased to GBP91 million, a 34 per cent increase on 2005. Underlying profits better reflect the improving performance of the business as they are stated before more volatile performance related fees (PRFs) and carried interest, the latter of which fell sharply in the first half of 2006 following two years in which significant but unsustainable income has been delivered. In the first half of 2006, M&G earned PRFs of GBP6 million (first half 2005: GBP3 million) and carried interest of GBP3 million (first half 2005:
GBP12 million).


US broker dealer and fund management businesses

The broker dealer and fund management operations reported a total profit of GBP8 million, compared with GBP19 million in the first half of 2005. This reflects a decrease in profits from PPM America, arising primarily due to an GBP8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

NPH recorded profits of GBP4 million for the first half of 2006, an increase of 33 per cent from the prior year.


Curian

Curian provides innovative fee-based separately managed accounts. Curian incurred losses of GBP4 million compared to a loss GBP6 million in the prior year, as the business continues to build scale. At the 30 June 2006 Curian had assets under management of GBP1.07 billion compared to GBP731 million in the prior year, an increase of 46 per cent at CER.


Asian fund management business

The fund management business in Asia has expanded into new markets in the past few years and is now in ten markets across Asia. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits.

Profit from Asia fund management operations was GBP22 million for the half year, up 633 per cent from 2005 on CER, or 69 per cent on CER basis excluding the one-off charge of GBP10 million in 2005. This was driven from a 12 per cent increase in retail funds under management with significant contributions to the growth coming from Japan and Korea; the latter also achieving a higher average fee rate.


Egg

Egg's total continuing operating result for the first half of 2006 was a loss of GBP39 million, compared with a GBP13 million profit in the same period of last year. This loss was driven by a significant increase in bad debt charges (GBP49 million higher than the first half of 2005) in line with the rest of the unsecured lending industry. Within the Egg book, the higher charge also reflects the above average bad debt emerging from a specific cohort of the loan portfolio written in 2004. In the first quarter of the year, Egg acquired a record 153,000 new credit cards. This has resulted in a net cost of GBP10 million in the profit and loss account, compared to the first half of 2005, for the interest rate incentive offers associated with the card campaign. This will reverse in the second half of 2006 in accordance with the accounting policy required under IFRS.

Revenue generated from the associated insurance on loans was lower than the first half of 2005, reflecting Egg's strategic move to reduce new loan volumes. This followed a raising of the threshold for new applicants to raise the credit quality of the loan book consistent with its desire to ensure it only writes new business that meets its hurdle return on capital threshold.


Other

Asia's development expenses (excluding the regional head office expenses) for the half year decreased by 13 per cent at CER to GBP7 million, compared with GBP8 million in 2005. These development expenses primarily relate to our newer operations and establishing our services hub in Malaysia.

Other net expenditure of GBP141 million compared to GBP118 million in 2005 at CER. This reflected higher interest payable and head office costs. Interest payable increased GBP5 million to GBP89 million in 2006 primarily due to foreign exchange movements and a rise in US interest rates. Head office costs (including Asia regional head office costs of GBP19 million) were GBP65 million, up GBP15 million on 2005 at CER.

In 2006 restructuring costs of GBP18 million were incurred in the UK and Egg. Total UK and Egg pre-tax cost savings are expected to be GBP150 million per annum by 2009 and the cost of implementing these measures is expected to be GBP110 million pre tax, of which GBP70 million relates to the shareholder and GBP40 million to the policyholder. The shareholder charge for restructuring costs for the full year 2006 are expected to be GBP55 million.

Total European Embedded Value Basis - Result Before Tax for Continuing
Operations

(Period-on-period comparisons below are based on RER)

Total EEV basis before tax, and minority interests was GBP1,429 million up 72 per cent from GBP831 million in the first half of 2005. This reflects an increase in operating profit from GBP799 million to GBP962 million together with a favourable movement in actuarial gains and losses on defined benefit pension schemes of GBP254 million; economic assumption and time value of cost of options and guarantees changes of GBP164 million; and the mark to market movement on core borrowings of GBP197 million; offset by a negative movement in short term fluctuations in investment returns of GBP275 million. The 2005 result also included a goodwill impairment charge of GBP95 million.

The UK component of short-term fluctuations in investment returns of GBP34 million in 2006 reflects the difference between an actual investment return delivered in the first half of 2006 for the with-profits life fund of 4.2 per cent and the long-term assumed return of 3.8 per cent for the half year.

The US long term business short-term fluctuations in investment returns of GBP12 million in 2006 include a positive GBP15 million in respect of the difference between actual investment returns and long-term returns included in operating profit. For the first half of 2006, the primary factor was a return in excess of assumptions on limited partnership investments.

In Asia, long term business short-term investment fluctuations were negative GBP34 million, compared with positive GBP24 million for 2005 half year. This negative result was primarily due to rising interest rates over the period, though this was mitigated by strong equity gains in Vietnam.

The mark to market movement on core borrowings of GBP168 million in 2006, compared to negative GBP29 million in 2005 reflects the reduction in fair value of core borrowings due to increases in interest rates.

Negative economic assumption changes of GBP1 million in 2006 compared with negative economic assumption changes of GBP145 million in 2005. Positive economic assumption changes in the UK were offset by adverse changes in the US and Asia.

In the UK, economic assumption changes of positive GBP163 million in 2006 reflects an increase in the future investment return assumption offset by the increase in the risk discount rate. The increases in future investment return assumptions and risk discount rate were due to an increase in the risk free rate from 4.1 per cent to 4.7 per cent.

In the US economic assumption changes of negative GBP100 million in 2006 primarily reflect the increase in the risk discount rate following a rise in the 10 year treasury bond rate, partially offset by an increase in the assumed separate account return assumption, also driven by the change in the 10 year treasury bond rate.

Asia's negative economic assumption change of GBP64 million in 2006 primarily relates to the established markets, in particular Hong Kong which suffered from the effect of a higher risk discount rate, due to a rise in interest rates. Taiwan interest rate changes were in line with our assumptions.

The increase in actuarial gains and losses of GBP254 million between half year 2005 and half year 2006 reflects the increase in discount rate applied to projected pension payments resulting from increased yields on AA corporate bonds.

The increase in the change in time value of cost of options and guarantees was positive GBP20 million for the first half of the year consisting of, positive GBP3 million, positive GBP18 million and negative GBP1 million for the UK, US and Asia respectively.


Total EEV Basis - Result After Tax for Continuing Operations

Profit after tax and minority interests for continuing operations was GBP1,052 million compared with GBP489 million in 2005. The tax charge of GBP376 million compares with a tax charge of GBP337 million in the first half of 2005.

The effective tax rate at an operating profit level was 30 per cent. This compares with effective rates on the operating profits for the 2005 half year and full year of 28 per cent and 21 per cent respectively. The low rate at full year 2005 at the operating level reflects a number of factors including settlement of a number of outstanding issues with HMRC and benefit for losses incurred in France. The effective tax rate at the total EEV profit level of 26 per cent compared to 41 per cent at the 2005 half year and 29 per cent at the 2005 full year. Variations in the rate on total EEV profit primarily reflect the movement in the mark to market value of core borrowings and, for 2005, the goodwill impairment charge and change of economic assumptions in certain Asia operations. For each of these items there is either no or only a limited tax effect.




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) RESULTS

IFRS Basis Operating Profit (based on longer term investment returns)

Total operating profit before tax, based on longer-term investment returns for continuing operations on the IFRS basis was GBP453 million, GBP36 million down on the IFRS result for the first half of 2005 at CER. At RER, operating profit was down GBP16 million.

                           Half      Half             Half
                           Year      Year             Year
                                      CER              RER
                           2006      2005  Change     2005  Change
                           GBPm      GBPm             GBPm
Insurance business
    UK                      205       187     10%      187     10%
    US                      223       165     35%      157     42%
    Asia                     88       126    (30%)     116    (24%)
    Asia development
    expenses                 (7)       (8)    13%       (8)    13%

                            509       470      8%      452     13%

Fund management business
    M&G                     100        83     20%       83     20%
    US broker dealer and
    fund management           8        19    (58%)      18    (56%)
    Curian                   (4)       (6)    33%       (6)    33%
    Asia fund management     22         3    633%        2   1000%

                            126        99     27%       97     30%

Banking
    Egg (UK)                (39)       13   (400%)      13   (400%)

Other income and
expenditure                (126)      (93)   (35%)     (93)   (35%)
UK restructuring costs      (17)        -                -

Operating profits from
continuing operations        453       489     (7%)     469     (3%)


In the UK, IFRS operating profit was GBP205 million in 2005, an increase of 10 per cent on 2005. This primarily reflected an increase in profit from the with-profits fund, reflecting bonus rates announced in February 2005 and an increase in profits arising from the annuities business.

The US operations' operating profit result of GBP227 million, which is based on US GAAP, adjusted where necessary to comply with IFRS and the Group's basis of presenting operating profit based on longer-term investment returns, was up 28 per cent on the 2005 result at CER. At RER, operating profit based on longer-term investment returns for continuing operations was 34 per cent higher than the 2005 result.

The US operating result of GBP227 million, reflects increased spread and fee income partially offset by reduced profits from PPMA. The increased spread income primarily reflects achieved spreads in excess of the current weighted portfolio target on the regular portfolio, and contains non-recurring spread items totalling GBP16 million, including mortgage prepayment, make-whole payments and total return swap income. Increased fee income was driven by higher separate account assets as a result of stronger VA sales, and improved average fees on those assets given the increase in election of high margin guaranteed benefit options. The reduction in PPMA profits primarily arises from an GBP8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

In Asia, IFRS operating profits decreased to GBP110 million from GBP129 million at CER in 2006 (excluding development and regional head office costs). Half year 2005 results included a contribution of GBP34 million from exceptional items. Excluding these items, IFRS operating profits rose by 16 per cent driven by continued profitable growth, and the increasing scale of the inforce books where the largest of these, Hong Kong, Singapore and Malaysia contributed GBP73 million. There was also a large rise in fund management profits driven from a 12 per cent increase in retail funds under management with significant contributions to the growth coming from Japan and Korea; the latter also achieving a higher average fee rate.


IFRS basis - total profit before tax for continuing operations

(Period-on-period comparisons below are based on RER)


Total IFRS basis profit before tax and minority interests for 2006 was GBP692 million. This compares with GBP460 million for the half year 2005. The increase reflects: a reduction in operating profit of GBP16 million; a reduction in short-term fluctuations in investment returns of GBP55 million from the first half of 2005 to positive GBP39 million; offset by an increase of GBP208 million in actuarial gains and losses on the groups defined benefit pensions schemes reflecting an increase to 5.5 per cent in the discount rate applied to projected pension payments.

The 2005 result included a goodwill impairment charge of GBP95 million in respect of the Japanese business.

IFRS basis - total profit after tax and minority interests for continuing operations

Profit after tax and minority interests for continuing operations was GBP449 million compared with GBP299 million in 2005. The effective rate of tax on operating profits, based on longer-term investment returns, was 33 per cent. This compares with an effective rate of 29 per cent for half year 2005 and 19 per cent for full year 2005. The full year 2005 rate was unusually low reflecting a number of factors including settlement of a number of outstanding issues with HMRC and benefit taken for losses incurred in France.

The effective rate of tax at the total IFRS profit level for 2006 was 35 per cent. This compares with an effective rate of 34 per cent for half year 2005 and 24 per cent for full year 2005.


EARNINGS PER SHARE

Earnings per share based on EEV basis operating profit after tax and related minority interests were 28.0 pence, compared with a 24.4 pence for the 2005 half year. Earnings per share on an IFRS operating profit basis after tax and related minority interests were 12.7 pence compared with 14.0 pence for the 2005 half year.

Basic earnings per share, based on total EEV basis profit, were 43.8 pence compared with 20.7 pence for the 2005 half year. Basic earning per share, based on total IFRS profit were 18.7 pence compared with 12.7 pence for the 2005 half year.


DIVIDEND PER SHARE

The interim dividend per share of 5.42 pence represents a 2.3 per cent increase on the 2005 interim dividend of 5.30 pence and will be paid on 27 October 2006. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long-term.


SHAREHOLDERS' FUNDS

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 30 June 2006 were GBP10.9 billion, an increase of GBP0.6 billion from the 2005 year end level. This 6 per cent increase primarily reflects total EEV profit after tax and minority interest of GBP1,052 million, offset by negative exchange movements of GBP217 million and dividend payments to shareholders of GBP267 million.

Statutory IFRS basis shareholders' funds at 30 June 2006 were GBP5.0 billion. This compares with GBP5.2 billion, at 31 December 2005. The reduction primarily reflects: profit after tax and minority interests of GBP449 million offset by negative foreign exchange movements of GBP134 million, dividend payments to shareholders of GBP267 million and negative movements on unrealised appreciation of securities classified as available for sale, net of related adjustments to amortisation of deferred acquisition costs and deferred tax, of GBP259 million.

On both bases the effect of purchasing the minority interest in Egg increased shareholders' equity by GBP78 million.


CASH FLOW

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.

                                      Half Year      Half Year
                                          2006           2005
                                          GBPm           GBPm
Cash remitted by business units
    UK life fund transfer*                 217            194
    Jackson                                 68              -
    Asia                                    66             58
    M&G                                     38             27

Total cash remitted to group               389            279

Net interest paid                          (90)           (54)
Dividends paid                            (267)          (252)
Scrip dividends and share options           18             40

Cash remittances after interest and
dividends                                   50             13

Tax received                                88             36
Corporate activities                       (24)           (36)

Cash flow before investment in
businesses                                 114             13

Capital invested in business units
    UK and Europe                         (147)            (9)
    Asia                                   (61)           (80)
Decrease in cash                           (94)           (76)


* in respect of prior year's bonus declarations


The Group holding company received GBP389 million in cash remittances from business units in the first half of 2006 (2005: GBP279 million) comprising the shareholders' statutory life fund transfer of GBP223 million relating to the 2005 and 2006 bonus declarations, of which GBP217 million was remitted from the UK and GBP6 million from Asia, together with other remittances from subsidiaries of GBP166 million. Prudential expects the life fund transfer to continue broadly at this level.

Jackson has remitted $118 million in this half year. An estimated total payment of $180 million is expected from Jackson for the full year.

After net dividends and interest paid, there was a net cash inflow of GBP50 million (2005: GBP13 million).

The Group holding company paid GBP24 million in respect of corporate activities during the first half of 2006 and received GBP88 million in respect of tax. The Group invested GBP208 million (2005: GBP89 million) during the first half of the year, including GBP147 million in its UK operations and GBP61 million in Asia.

The capital requirement for the UK business is planned to be up to GBP230 million for 2006 and up to GBP150 million in 2007. Capital injections into the UK business are anticipated to decrease thereafter as the shareholder book continues to grow. This will depend on the mix of business written and the opportunities available. From 2008 the UK is expected to receive approximately GBP30 million a year from commission payment in respect of general insurance, this will depend on the new business volumes and persistency rates. Prudential transferred its personal lines general insurance to Winterthur in 2002 and formed a strategic alliance with Churchill, now part of RBS Group. Under the terms of the agreement Prudential receives commission which is offset against payments received at the time of the transaction. Total commission levels are expected to exceed the upfront payments from 2008 onwards.

In the first half of 2006 Asia became a net contributor to the holding company's cashflow for the first time, with a net remittance of GBP5 million. Asia is expected to remain a contributor for the full year.

In aggregate, the first six months of 2006 saw a decrease in cash of GBP94 million (2005: GBP76 million).


SHAREHOLDERS' BORROWINGS AND FINANCIAL FLEXIBILITY

Net core structural borrowings at 30 June 2006 were GBP1,588 million compared with GBP1,611 million at 31 December 2005. This reflects the net cash outflow of GBP94 million, exchange conversion gains of GBP71 million and gains on forward currency contracts of GBP46 million.

The Group also has access to GBP1,500 million committed bank facilities provided by 15 major international banks, and a GBP500 million committed securities lending liquidity facility.

The Group's insurance and asset management operations are funded centrally. Egg , as a separate bank, is currently responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2006, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 12.7 per cent compared with 13.5 per cent at 31 December 2005.

Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term senior debt is rated A+ (stable outlook) and A2 (stable outlook) from Standard & Poor's and Moody's respectively, while short-term ratings are A1 and P-1.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 11.8 times in the first half of 2006 compared with 10.5 times in the first half of 2005.


REGULATORY CAPITAL

Following the acquisition by Prudential of the entire share capital of Egg plc, completed in May 2006 Prudential has reorganised its corporate structure. We expect the reorganisation to provide a regulatory capital benefit of about GBP120 million.

Including this benefit Prudential currently estimates its capital surplus under the Financial Conglomerates Directive ("FCD") at the end of 2006 will be over GBP800 million.


FUNDS UNDER MANAGEMENT

Funds under management across the Group at 30 June 2006 totalled GBP238 billion compared with GBP234 billion at 31 December 2005. The total includes GBP192 billion of Group internal funds under management and GBP46 billion of external funds under management.


FINANCIAL STRENGTH OF THE UK LONG-TERM FUND

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis estimated to be around GBP9.7 billion as at 30 June 2006 compared with approximately GBP9.0 billion at the end of 2005. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets of the fund are estimated to be valued at around GBP8.7 billion before a deduction for the risk capital margin.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the FSA, the Company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital, and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

The PAC long-term fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.



PRUDENTIAL PLC 2006 UNAUDITED INTERIM RESULTS

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*

                                        Half       Half       Full
                                        Year       Year       Year
                                        2006       2005       2005
                                        GBPm       GBPm       GBPm
UK Insurance Operations                  336        144        426
M&G                                      100         83        163
Egg                                      (39)        13         44

UK Operations                            397        240        633
US Operations                            350        431        755
Asian Operations                         374        246        568
Other Income and Expenditure            (141)      (118)      (244)
UK restructuring costs                   (18)         -          -
Operating profit from continuing
operations based on longer-term
investment returns                       962        799      1,712
Goodwill impairment charge                 -        (95)      (120)
Short-term fluctuations in
investment returns                        32        307      1,068
Mark to market movements on core
borrowings                               168        (29)       (67)
Shareholders' share of actuarial
and other gains and losses on
defined benefit pension schemes          246        (8)        (47)
Effect of changes in economic
assumptions and time value of
cost of options and guarantees            21      (143)       (302)

Profit from continuing operations
before tax (including actual
investment returns)                    1,429       831       2,244

Operating earnings from continuing
operations per share after related
tax and minority interests*            28.0p     24.4p        56.6p
Basic earnings per share               43.8p     20.7p        66.9p


Shareholders' equity, excluding
minority interests                  GBP10.9bn  GBP9.1bn  GBP10.3bn



International Financial Reporting Standards (IFRS) Basis Results*

Statutory IFRS basis results           Half       Half       Full
                                       Year       Year       Year
                                       2006       2005       2005
Profit after tax
attributable to equity
holders of the Company              GBP449m    GBP300m    GBP748m
Basic earnings per share              18.7p      12.7p      31.6p

Shareholders' equity, excluding
minority interests                  GBP5.0bn   GBP5.0bn   GBP5.2bn

Supplementary IFRS basis information

Total operating profit from
continuing operations based
on longer-term investment
returns                             GBP453m    GBP469m    GBP957m
Operating earnings per
share from continuing
operations after related
tax and minority interests            12.7p      14.0p      32.2p


                                       Half       Half       Full
                                       Year       Year       Year
                                       2006       2005       2005

Dividends per share declared and
paid in reporting period              11.02p     10.65p     15.95p

Dividends per share relating to
reporting period                       5.42p      5.30p     16.32p

Funds under management               GBP238bn   GBP214bn   GBP234bn


* Basis of preparation

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 full year results and financial statements.

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT

                                         Half     Half    Full
                                         Year     Year    Year
                                         2006     2005    2005
                                         GBPm     GBPm    GBPm
UK Insurance
Operations                                336      144     426
M&G                                       100       83     163
Egg                                       (39)      13      44

UK Operations                             397      240     633
US Operations                             350      431     755
Asian Operations                          374      246     568
Other Income and Expenditure             (141)    (118)   (244)
UK restructuring costs (note 6)           (18)       -       -

Operating profit from continuing
operations
based on longer-term investment
returns                                   962      799   1,712
Goodwill impairment charge                  -      (95)   (120)
Short-term fluctuations in
investment returns                         32      307   1,068
Mark to market value movements on
core borrowings                           168      (29)    (67)
Shareholders' share of actuarial and
other gains and losses on defined
benefit pension schemes                   246       (8)    (47)
Effect of changes in economic
assumptions and time value of
cost of options and guarantees             21     (143)   (302)
Profit from continuing operations
before tax (including actual
investment returns)                     1,429      831   2,244
Shareholder tax                          (376)    (337)   (653)
Profit from continuing operations
for the period after tax before
minority interests                      1,053      494   1,591
Discontinued operations (net of tax)        -        1       3
Profit for the period                   1,053      495   1,594
Attributable to:
Equity holders of the Company           1,052      490   1,582
Minority interests                          1        5      12
Profit for the period                   1,053      495   1,594

Earnings per share (in pence)
Continuing operations
From operating profit, based on
longer-term investment returns,
after related tax and minority
interests                                28.0p    24.4p   56.6p
Adjustment for goodwill impairment
charge                                      -     (4.0)p  (5.1)p
Adjustment from post-tax longer-term
investment returns to post-tax actual
investment returns                        0.6p     8.3p   30.6p
Adjustment for mark to market value
movements on core borrowings              7.0p    (1.2)p  (2.8)p
Adjustment for post-tax effect of
shareholders' share of actuarial and
other gains and losses on defined
benefit pension schemes                   7.2p    (0.3)p  (1.4)p
Adjustment for post-tax effect of
changes in economic assumptions
and time value of cost of
options and guarantees                    1.0p   (6.5)p (11.1)p

Based on profit from continuing
operations after minority
interests                                  43.8p   20.7p   66.8p

Discontinued operations
Based on profit from discontinued
operations after minority interests           -     0.0p    0.1p

Based on profit for the period after
tax and minority interests                 43.8p   20.7p   66.9p
Average number of shares (millions)       2,403   2,361   2,365

Dividends per share (in pence)
Dividends relating to the reporting
period:
Interim dividend (2006 and 2005)           5.42p   5.30p   5.30p
Final dividend (2005)                         -       -   11.02p
Total                                      5.42p   5.30p  16.32p

Dividends declared and paid in the
reporting period:
Current year interim dividend                 -       -    5.30p
Final dividend for
prior year                                 11.02p  10.65p  10.65p
Total                                      11.02p  10.65p  15.95p



TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

                                      Insurance Products *    Investment Products *           Total
                                        Half    Half    Full    Half    Half    Full    Half    Half    Full
                                        Year    Year    Year    Year    Year    Year    Year    Year    Year
                                        2006    2005    2005    2006    2005    2005    2006    2005     2005
                                        GBPm    GBPm    GBPm    GBPm    GBPm    GBPm    GBPm    GBPm     GBPm
UK Operations                          3,985   4,520   7,193   6,795   3,579   7,916  10,780   8,099  15,109
US Operations                          3,154   2,705   5,023       -       -       -   3,154   2,705   5,023
Asian Operations                         915     674   1,485  10,027   9,421  18,457  10,942  10,095  19,942
Group Total                            8,054   7,899  13,701  16,822  13,000  26,373  24,876  20,899  40,074




INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS *

                                                  Single                 Regular           Annual Premium and
                                                                                              Contribution
                                                                                              Equivalents

                                             Half    Half    Full    Half    Half   Full   Half    Half    Full
                                             Year    Year    Year    Year    Year   Year   Year    Year    Year
                                             2006    2005    2005    2006    2005   2005   2006    2005    2005
                                             GBPm    GBPm    GBPm    GBPm    GBPm   GBPm   GBPm    GBPm    GBPm
UK Insurance Operations

Direct to customer

Individual annuities                          412     365     720       -       -      -     41      37      72

Individual pensions and life                   29      14      29       6       5     11      9       6      14

Department of Work and Pensions rebate        161     234     244       -       -      -     16      23      24
business

Total                                         602     613     993       6       5     11     66      66     110

Business to Business

Corporate pensions                            178     114     242      74      67    146     92      78     170

Individual annuities                          101      98     212       -       -      -     10      10      21

Bulk annuities                                 24     321     511       -       -      -      2      32      51

Total                                         303     533     965      74      67    146    104     120     242
Intermediated distribution *

Life                                          550     551   1,112       3       3      6     58      58     118

Individual annuities                          359     557     995       -       -      -     36      56     100

Individual and corporate pensions              78      62     108      11      14     25     19      20      36
Total                                         987   1,170   2,215      14      17     31    113     134     254
Partnerships

Life                                          397     426     814       1       1      3     41      44      84

Individual and bulk annuities

    Bulk annuity reinsurance from the         592       -       -       -       -      -     59       -       -
    Scottish Amicable Insurance Fund*
    Individual and other bulk annuities       927   1,569   1,814       -       -      -     93     157     182

                                            1,916   1,995   2,628       1       1      3    193     201     266
Europe

Life                                           82     119     201       -       -      -      8      12      20

Total UK Insurance Operations               3,890   4,430   7,002      95      90    191    484     533     892
US Operations

Fixed annuities                               313     410     788       -       -      -     31      41      79

Fixed index annuities                         293     296     616       -       -      -     29      30      62

Variable annuities                          1,888   1,185   2,605       -       -      -    189     118     261

Life                                            4       6      11       8       5     14      9       6      15

Guaranteed Investment Contracts               310     187     355       -       -      -     31      19      35
GIC - Medium Term Notes                       338     616     634       -       -      -     34      61      63

Total US Operations                         3,146   2,700   5,009       8       5     14    323     275     515
Asian Operations

China                                          17       5      17      13       9     23     15      10      25

Hong Kong                                     139     147     289      42      35     83     56      50     112

India (Group's 26% interest)                   11       2       4      55      27     57     56      27      57

Indonesia                                      11      27      42      31      18     42     32      21      46

Japan                                          23      11      30       1       2      4      3       3       7

Korea                                          58      10      29     103      59    132    109      60     135

Malaysia                                        2       6       9      31      29     66     31      29      67

Singapore                                     205     117     284      29      23     58     49      35      86

Taiwan                                         47      72     124      74      55    150     79      62     162

Other                                           6       4       9      17      16     33     18      16      34

Total Asian Operations                        519     401     837     396     273    648    448     313     731
Group Total                                 7,555   7,531  12,848     499     368    853  1,255   1,121   2,138


Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts.



INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT *

                                     1 Jan 2006   Gross Inflows  Redemptions       Market and   30 June 2006
                                                                              other Movements
                                           GBPm           GBPm          GBPm             GBPm           GBPm
UK Operations                            36,195           6,795      (3,200)              345         40,135

Asian Operations                         10,132          10,027      (8,318)            (906)         10,935

Group Total                              46,327          16,822     (11,518)            (561)         51,070



*The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business reflects the transfer from SAIF policyholders to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business arising from the reinsurance arrangement.


The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of
Schedule 1 to the Regulated Activities Order under FSA regulations.


The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.


New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions pension business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.


UK and Asian investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classifed as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.


For previous periods the new business for intermediated distribution of UK Insurance Operations have included Department of Work and Pensions (DWP) rebate business for SAIF. These are excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written was GBP60m for half year 2006, GBP80m for half year 2005 and GBP83m for full year 2005.



EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS*

                                                                  Half Year     Half Year    Full Year
                                                                       2006          2005         2005
Results Analysis by Business Area                                      GBPm          GBPm         GBPm
UK Operations
New business                                                            138           159          243
Business in force                                                       198          (15)          183

Long-term business                                                      336           144          426
M&G                                                                     100            83          163
Egg                                                                    (39)            13           44

Total                                                                   397           240          633

US Operations
New business                                                            134            95          211
Business in force                                                       212           324          530

Long-term business                                                      346           419          741
Broker-dealer and fund management                                         8            18           24
Curian                                                                  (4)           (6)         (10)

Total                                                                   350           431          755

Asian Operations
New business                                                            232           162          413
Business in force                                                       127            90          163

Long-term business                                                      359           252          576
Fund management                                                          22             2           12
Development expenses                                                    (7)           (8)         (20)

Total                                                                   374           246          568

Other Income and Expenditure
Investment return and other income                                       18            20           42
Interest payable on core structural borrowings                         (89)          (84)        (175)
Corporate expenditure:
 Group Head Office                                                     (46)          (36)         (70)
 Asia Regional Head Office                                             (19)          (14)         (30)
Charge for share-based payments for Prudential schemes                  (5)           (4)         (11)

Total                                                                 (141)         (118)        (244)

UK restructuring costs                                                 (18)             -            -

Operating profit from continuing operations based on                    962           799        1,712
longer-term investment returns
Analysed as profits (losses) from:

New business                                                            504           416          867
Business in force                                                       537           399          876
Total long-term business                                              1,041           815        1,743
Asia development expenses                                               (7)           (8)         (20)
Other operating results                                                (54)           (8)         (11)
UK restructuring costs                                                 (18)             -            -

Total                                                                   962           799        1,712


* EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market value movement on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this interim report.



EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES (excluding minority interests)

                                                                          Half Year     Half     Full
                                                                               2006     Year     Year
                                                                                        2005     2005
                                                                               GBPm     GBPm     GBPm
Profit for the period attributable to equity holders of the Company           1,052      490    1,582
Items taken directly to equity:

 Cumulative effect of IAS 32, IAS 39 and IFRS 4, net of applicable taxes,         -     (25)     (25)
 at 1 January 2005
 Unrealised valuation movements on securities classified as                     (4)        4      (1)
 available-for-sale
 Movement on cash flow hedges                                                     4      (7)      (4)
 Exchange movements                                                           (217)      219      377
 Related tax                                                                   (39)       30       65
 Dividends                                                                    (267)    (253)    (380)
 Acquisition of Egg minority interests                                        (167)        -        -
 New share capital subscribed                                                   253       40       55
 Reserve movements in respect of share-based payments                             6        6       15
 Treasury shares:

  Movement in own shares in respect of share-based payment plans                  9        1        0
  Movement on Prudential plc shares purchased by unit trusts consolidated         1      (5)        3
  under IFRS

Net increase in shareholders' capital and reserves                              631      500    1,687

Shareholders' capital and reserves, at beginning of period (excluding        10,301    8,614    8,614
minority interests)

Shareholders' capital and reserves at end of period (excluding minority      10,932    9,114   10,301
interests)

Comprising:
 UK Operations:
  Long-term business                                                          5,370    4,598    5,132
  M&G:
   Net assets                                                                   273      272      245
   Acquired goodwill                                                          1,153    1,153    1,153
  Egg                                                                           360      266      303

                                                                              7,156    6,289    6,833

US Operations                                                                 3,379    3,092    3,418
Asian Operations:
 Net assets                                                                   2,159    1,692    2,070
 Acquired goodwill                                                              172      197      172
Other operations:
 Holding company net borrowings (at market value)                           (1,558)  (1,443)  (1,724)
 Other net liabilities                                                        (376)    (713)    (468)

Shareholders' capital and reserves at end of period (excluding minority      10,932    9,114   10,301
interests)


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARISED CONSOLIDATED BALANCE SHEET

                                                                      Half Year   Half Year   Full Year
                                                                           2006        2005        2005
                                                                           GBPm        GBPm        GBPm
Total assets less liabilities, excluding insurance funds                175,493     160,379     174,258
Less insurance funds:*
 Policyholder liabilities (net of reinsurers' share) and unallocated  (170,444)   (155,400)   (169,064)
 surplus of with-profits funds
Less shareholders' accrued interest in the long-term business             5,883       4,135       5,107

                                                                      (164,561)   (151,265)   (163,957)

Total net assets                                                         10,932       9,114      10,301

Share capital                                                               121         119         119
Share premium                                                             1,808       1,560       1,564
Statutory basis shareholders' reserves                                    3,120       3,300       3,511
Additional EEV basis retained profit                                      5,883       4,135       5,107

Shareholders' capital and reserves (excluding minority interests)        10,932       9,114      10,301

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share (in pence)

Based on EEV basis shareholders' capital and reserves of GBP10,932m        450p        382p        432p
(GBP9,114m, GBP10,301m)
Number of issued shares at end of reporting period (millions)             2,430       2,384       2,387



EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


NOTES ON THE UNAUDITED EEV BASIS RESULTS

(1)  Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US Operations, contracts that are in substance the same as guaranteed investment contracts
(GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.

With two exceptions, covered business comprises the Group's long-term business operations. The exceptions are for the closed Scottish Amicable Insurance Fund
(SAIF) and for the presentational treatment of the financial position of two of the Group's defined benefit pension schemes.

SAIF is a ring-fenced sub fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary took place, as explained in note 5. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from business of the Group that is not 'covered' to business that is 'covered' with consequential effect on the EEV basis results.

As regards the Group's defined benefit pension schemes, the surplus and deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the value of UK Operations and included in the total for Other Operations. The surplus and deficit amounts are partially attributable to the Prudential Assurance Company (PAC) with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders' 10 per cent share of the PAC with-profits sub-fund's interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.


(2)  Economic assumptions


Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK and US long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential's economists in respect of each territory, to the risk-free rate. In the UK the equity risk premium is
4.0 per cent (half year 2005: 3.0 per cent; full year 2005: 4.0 per cent) above risk-free rates. The equity risk premium in the US is 4.0 per cent (half year 2005: 3.0 per cent, full year 2005: 4.0 per cent). In Asia, equity risk premiums range from 3.0 per cent to 5.75 per cent (half year 2005: 2.75 per cent to 5.25 per cent, full year 2005: 3.0 per cent to 5.75 per cent). Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial assumptions:

                                                                            Half Year   Half Year  Full Year
                                                                                 2006        2005       2005
                                                                                    %           %          %
UK Insurance Operations
Risk discount rate:
 New business                                                                     8.0         7.4       7.55
 In force                                                                         8.2         6.9        7.7
Pre-tax expected long-term nominal rates of investment
return:
 UK equities                                                                      8.7         7.2        8.1
 Overseas equities                                                         8.7 to 9.4  7.0 to 7.9     8.1 to
                                                                                                        8.75
 Property                                                                         7.2         6.5        6.4
 Gilts                                                                            4.7         4.2        4.1
 Corporate bonds                                                                  5.4         5.1        4.9
 Expected long-term rate of inflation                                             3.0         2.8        2.9
Post-tax expected long-term nominal rate of return:
 Pension business (where no tax applies)                                          7.7         6.6        7.1
 Life business                                                                   6.85         5.8        6.3


US Operations (Jackson National Life)

Risk discount rate:
 New business                                                                     8.0         5.8        6.9
 In force                                                                         7.1         5.3        6.1

Expected long-term spread between earned rate and rate credited to
policyholders for single premium deferred annuity business                       1.75        1.75       1.75
US 10 year treasury bond rate at end of period                                    5.2         4.0        4.4
Pre-tax expected long-term nominal rate of return for US equities                 9.2         7.0        8.4
Expected long-term rate of inflation                                              2.7         2.2        2.4


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


Economic assumptions (continued)

Asian Operations
                            Hong                                                            Taiwan
                            Kong
                     China (note India Indonesia Japan Korea Malaysia Philippines Singapore  (note Thailand Vietnam
                              i)                                                               ii)
                        30    30    30    30 Jun    30    30   30 Jun      30 Jun    30 Jun 30 Jun   30 Jun  30 Jun
                       Jun   Jun   Jun             Jun   Jun
                      2006  2006  2006      2006  2006  2006     2006        2006      2006   2006     2006    2006
                         %     %     %         %     %     %        %           %         %      %        %       %
Risk discount
rate:
 New business         12.0   6.6  16.5      17.5   5.3   9.7      9.5        16.5       6.7    8.9    13.75    16.5
 In force             12.0   6.9  16.5      17.5   5.3   9.7      9.1        16.5       6.8    9.5    13.75    16.5
Expected long-term
rate of inflation      4.0  2.25   5.5       6.5   0.0  2.75      3.0         5.5      1.75   2.25     3.75     5.5
Government bond        9.0   5.3  10.5      11.5   2.1   5.2      7.0        10.5       4.5    5.5     7.75    10.5
yield

                     China  Hong India Indonesia Japan Korea Malaysia Philippines Singapore Taiwan Thailand Vietnam
                            Kong                                                             (note
                           (note                                                               ii)
                              i)
                        30    30    30    30 Jun    30    30   30 Jun      30 Jun    30 Jun 30 Jun   30 Jun  30 Jun
                       Jun   Jun   Jun             Jun   Jun
                      2005  2005  2005      2005  2005  2005     2005        2005      2005   2005     2005    2005
                         %     %     %         %     %     %        %           %         %      %        %       %
Risk discount
rate:
 New business         10.0   4.7  16.0     18.75   4.9   7.5     9.15       16.25       6.4    9.7     13.5    15.5
 In force             10.0   5.1  16.0     18.75   4.9   7.5      8.7       16.25      6.65    9.5     13.5    15.5
Expected long-term
rate of inflation      3.0  2.25  5.25      7.75   0.0  2.75      3.0        5.25      2.25   2.25     3.75     4.5
Government bond       7.25   4.9 10.25      13.0   1.7   4.4      7.0        10.5       5.0    5.5     7.75    9.75
yield

                            Hong                                                            Taiwan
                            Kong
                     China (note India Indonesia Japan Korea Malaysia Philippines Singapore  (note Thailand Vietnam
                              i)                                                               ii)
                        31    31    31    31 Dec    31    31   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
                       Dec   Dec   Dec             Dec   Dec
                      2005  2005  2005      2005  2005  2005     2005        2005      2005   2005     2005    2005
                         %     %     %         %     %     %        %           %         %      %        %       %
Risk discount rate:
 New business         12.0   5.9  16.5      17.5   5.0  10.3      9.4        16.5       6.7    9.0    13.75    16.5
 In force             12.0  6.15  16.5      17.5   5.0  10.3      9.0        16.5       6.8    9.4    13.75    16.5
Expected long-term
rate of inflation      4.0  2.25   5.5       6.5   0.0  2.75      3.0         5.5      1.75   2.25     3.75     5.5
Government bond        9.0   4.8  10.5      11.5   1.8   5.8      7.0        10.5       4.5    5.5     7.75    10.5
yield


                                                                  Asia total    Asia total     Asia total
                                                                     30 June       30 June         31 Dec
                                                                        2006          2005           2005
                                                                           %             %              %
Weighted risk discount rate (note iii)
 New business                                                            9.9           9.4            9.8
 In force                                                                8.9           7.2            8.4


Notes

(i) The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in force Hong Kong business.


(ii) For traditional business in Taiwan, the economic scenarios used to calculate the half year 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

In preparing the half year 2006 EEV basis results the same approach has been applied as was used for the full year 2005 results. The 2005 year end basis was that, in the average scenario, bond yields trend from the then current levels of around 2 per cent towards 5.5 per cent at 31 December 2012. In the first six months of 2006 bond yields increased in a manner consistent with the assumed phased progression. However, these increases in bond yields consequently reduced the values of bonds held and, also consistent with the assumed phased progression, the Fund Earned Rate for half year 2006 was 0.2 per cent.


In projecting forward the Fund Earned Rate allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yield give rise to an average assumed Fund Earned Rate that trends to 5.4 per cent in 2013. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 5.9 per cent. Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cashflows.


(iii) The weighted discount rates for the Asian operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and the closing value of in force business.

(iv) Assumed equity returns

The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 30 June 2006 were 9.2 per cent (30 June 2005: 7.3 per cent, 31 December 2005:
8.6 per cent), 9.3 per cent (30 June 2005: 9.75 per cent, 31 December 2005: 9.3 per cent) and 12.8 per cent (30 June 2005: 12.25 per cent, 31 December 2005:
12.8 per cent) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.


Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.


UK Insurance Operations


- Interest rates are projected using a two-factor model calibrated to actual market data;

- The risk premium on equity assets is assumed to follow a log-normal distribution;

- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Economic assumptions (continued)

The rates to which the model has been calibrated are set out below.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied to all periods presented in these statements are as follows:


                                                               %
Government bond yield                                          2.0
Corporate bond yield                                           5.5
Equities:
 UK                                                            18.0
 Overseas                                                      16.0
 Property                                                      15.0


Jackson National Life

- Interest rates are projected using a log-normal generator calibrated to actual market data;

- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

- Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent.


Asian Operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 26 per cent, and the volatility of government bond returns ranges from 1.6 per cent to 8.9 per cent.


(3)  Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

The table below summarises the level of encumbered capital as a percentage of the relevant statutory requirement.

                                                Capital as a percentage of relevant statutory requirement

UK Business (excluding annuities)                                                      100% of EU Minimum
UK Annuity Business                                                                    100% of EU Minimum
Jackson National Life                                                        235% of Company Action Level
Asian Operations                                    100% of Financial Conglomerates Directive requirement


(4) Margins on new business premiums



    Half year 2006             New Business Premiums     Annual  Present  Pre-Tax New New Business Margin
                                                        premium value of     Business
                                                     equivalent      New
                                                                Business
                                                                Premiums
                                Single      Regular       (APE)  (PVNBP) Contribution   (APE)      (PVNBP)
                                   GBPm         GBPm       GBPm     GBPm         GBPm      %            %

    UK Insurance                  3,890           95        484    4,224          138      29          3.3
    Operations
    Jackson National Life         3,146            8        323    3,209          134      41          4.2
    Asian Operations                519          396        448    2,328          232      52         10.0

    Total                         7,555          499      1,255    9,761          504      40          5.2

    Half year 2005             New Business Premiums     Annual  Present  Pre-Tax New New Business Margin
                                                        premium value of     Business
                                                     equivalent      New
                                                                Business
                                                                Premiums
                                Single      Regular       (APE)  (PVNBP) Contribution   (APE)      (PVNBP)
                                   GBPm         GBPm       GBPm     GBPm         GBPm       %            %

    UK Insurance                  4,430           90        533    4,797          159      30          3.3
    Operations
    Jackson National Life         2,700            5        275    2,749           95      35          3.5
    Asian Operations                401          273        313    1,734          162      52          9.3

    Total                         7,531          368      1,121    9,280          416      37          4.5

    Full year 2005             New Business Premiums     Annual  Present  Pre-Tax New New Business Margin
                                                        premium value of     Business
                                                     equivalent      New
                                                                Business
                                                                Premiums
                                Single      Regular       (APE)  (PVNBP) Contribution   (APE)      (PVNBP)
                                   GBPm         GBPm       GBPm     GBPm         GBPm       %            %

    UK Insurance                  7,002          191        892    7,593          243      27          3.2
    Operations
    Jackson National Life         5,009           14        515    5,135          211      41          4.1
    Asian Operations                837          648        731    4,039          413      56         10.2

    Total                        12,848          853      2,138   16,767          867      41          5.2


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


Margins on new business premiums (continued)

New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business new profit.

The table of new business premiums and margins above excludes SAIF DWP rebate premiums. Comparatives for premiums for this business, which were previously included in the totals have been restated.

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions are determined by applying the economic and non-economic assumptions applying at the end of the reporting period. The contributions represent profits at the end of the reporting period.


(5) Bulk annuity reinsurance from the Scottish Amicable Insurance Fund to Prudential Retirement Income Limited

In June 2006 Prudential Retirement Income Limited (PRIL), a shareholder-backed subsidiary of the Company, entered into a bulk annuity reinsurance arrangement with the Scottish Amicable Insurance Fund (SAIF) for the reinsurance of non-profit immediate pension annuity liabilities with a premium of GBP592m. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this sub-fund and, accordingly, it is not part of covered business for EEV reporting purposes.

Consistent with the transfer from uncovered to covered business and reflecting the transfer of longevity risk, requirement for capital support, and entitlement to profits on this block of business from SAIF to Prudential shareholders, the transaction has been accounted for as new business for EEV basis reporting purposes.


(6) UK restructuring costs

The charge of GBP18m for restructuring costs comprises GBP17m recognised on the IFRS basis and an additional GBP1m recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits sub-fund. The costs relate to the initiative announced on 1 December 2005 for UK Insurance operations to work more closely with Egg and M&G.


(7) UK Insurance Operations expense assumptions

The full year 2005 EEV basis financial statements included note disclosure that explained that in determining the appropriate expense assumptions for 2005 account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced on 1 December 2005 from UK insurance operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately GBP55m. The half year 2006 EEV basis results have been prepared on the same basis.

The initiative is expected to provide annual savings to the cost base of UK operations in aggregate of GBP40m. In addition, an end to end review of the UK business, with the aim of reducing the overall cost base is underway. Total UK annual savings, including the GBP40m mentioned above, are expected to be GBP150m per annum comprising GBP100m for Egg and shareholder-backed business of UK Insurance Operations and GBP50m attaching to the with-profits sub-fund. The savings for the UK Insurance Operations cover both acquisition and renewal activity. Reflecting the underlying trend in unit costs, the element of the additional savings of GBP110m that relates to long-term business is currently expected to be neutral in its effect on EEV basis results.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


SUMMARY CONSOLIDATED INCOME STATEMENT

                                                                       Half Year    Half Year    Full Year
                                                                            2006         2005         2005
                                                                            GBPm         GBPm         GBPm

Earned premiums, net of reinsurance                                        8,164        8,214       15,028
Investment income                                                          5,303        9,563       24,013
Other income                                                               1,006          991        2,084

Total revenue, net of reinsurance (note C)                                14,473       18,768       41,125


Benefits and claims and movement in unallocated surplus of              (11,370)     (14,967)     (33,100)
with-profits funds
Acquisition costs and other operating expenditure                        (2,142)      (2,964)      (5,552)
Finance costs: Interest on structural borrowings of shareholder            (107)        (100)        (208)
financed operations
Goodwill impairment charge                                                     -         (95)        (120)

Total charges (note C)                                                  (13,619)     (18,126)     (38,980)

Profit before tax* (note C)                                                  854          642        2,145
Tax attributable to policyholders' returns                                 (162)        (182)      (1,147)

Profit before tax attributable to shareholders (note D)                      692          460          998

Tax expense (note E)                                                       (404)        (338)      (1,388)
Less: Income tax attributable to policyholders returns                       162          182        1,147
Tax attributable to shareholders profits (note E)                          (242)        (156)        (241)

Profit from continuing operations after tax                                  450          304          757
Discontinued operations (net of tax)                                           0            1            3

Profit for the period                                                        450          305          760

Attributable to:
   Equity holders of the Company                                             449          300          748
   Minority interests                                                          1            5           12

Profit for the period                                                        450          305          760

Earnings per share (in pence)

Basic (based on 2,403m, 2,361m and 2,365m shares respectively)

   Based on profit from continuing operations attributable to the          18.7p        12.7p        31.5p
   equity holders of the Company (note F)

   Based on profit from discontinued operations attributable to the         0.0p         0.0p         0.1p
   equity holders of the Company

                                                                           18.7p        12.7p        31.6p

Diluted (based on 2,406m, 2,364m and 2,369m shares respectively)

   Based on profit from continuing operations attributable to the          18.7p        12.7p        31.5p
   equity holders of the Company

   Based on profit from discontinued operations attributable to the         0.0p         0.0p         0.1p
   equity holders of the Company

                                                                           18.7p        12.7p        31.6p

Dividends per share (in pence)

Dividends relating to reporting period
   Interim dividend (2006 and 2005) (note G)                               5.42p        5.30p        5.30p
   Final dividend (2005)                                                       -            -       11.02p

Total                                                                      5.42p        5.30p       16.32p

Dividends declared and paid in reporting period
   Current year interim dividend                                               -            -        5.30p
   Final dividend for prior year                                          11.02p       10.65p       10.65p

Total                                                                     11.02p       10.65p       15.95p



* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY


                                                              Period ended 30 June 2006

                             Share   Share Retained Translation Available-   Hedging Shareholders'  Minority   Total
                           capital premium earnings     reserve   for-sale   reserve        equity interests  equity
                                                                securities
                                                                   reserve
                              GBPm    GBPm     GBPm        GBPm       GBPm      GBPm          GBPm      GBPm    GBPm

Reserves
Profit for the period                           449                                            449         1     450

Items recognised directly
in equity:
Exchange movements                                        (134)                              (134)             (134)
Movement on cash flow
hedges                                                                             4             4                 4
Unrealised valuation
movements on securities
classified as
available-for-sale
from 1 January 2005
 Unrealised holding losses
 arising during the period                                           (707)                   (707)             (707)
 Less reclassification
 adjustment for gains
 included in the income
 statement                                                             (3)                     (3)               (3)

 Unrealised investment
 losses, net                                                         (710)                   (710)             (710)
 Related change in
 amortisation of deferred
 income and acquisition
 costs                                                                 311                     311               311
Related tax                                                 (39)       140       (1)           100               100

Total items recognised
directly in equity                                         (173)     (259)         3         (429)             (429)

Total income and expense
for the period                                  449        (173)     (259)         3            20         1      21

Dividends                                     (267)                                          (267)             (267)
Reserve movements in
respect of share-based
payments                                          6                                              6                 6
Change in minority
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund                                                                                  7       7
Acquisition of Egg minority
interests (note J)                            (167)                                          (167)      (84)    (251)

Share capital and share
premium
New share capital
subscribed                       2     251                                                     253                253
Transfer to retained
earnings in respect of
shares issued in lieu of
cash dividends                         (7)        7                                              0                  0

Treasury shares
Movement in own shares
in respect of share-based
payment plans                                     9                                              9                  9
Movement on Prudential plc
shares purchased by
unit trusts
consolidated under IFRS                           1                                              1                  1

Net increase (decrease)
in equity                        2     244       38        (173)     (259)         3         (145)      (76)    (221)

At beginning of period         119   1,564    3,236          173       105       (3)         5,194       172    5,366

At end of period               121   1,808    3,274            0     (154)         0         5,049        96    5,145




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

                                                              Period ended 30 June 2005

                             Share   Share Retained Translation Available-   Hedging Shareholders'  Minority   Total
                           capital premium earnings     reserve   for-sale   reserve        equity interests  equity
                                                                securities
                                                                   reserve
                              GBPm    GBPm      GBPm        GBPm       GBPm      GBPm          GBPm      GBPm    GBPm
Reserves
Profit for the period                           300                                            300         5     305

Items recognised directly
in equity:
Exchange movements                                          183                                183               183
Movement on cash flow
hedges                                                                           (7)           (7)       (1)     (8)
Unrealised valuation
movements on securities
classified as
available-for-sale from
1 January 2005
 Unrealised holding losses
 arising during the period                                            (88)                    (88)         1    (87)
 Less reclassification
 adjustment for losses
 included in the income
 statement                                                              25                      25                25

 Unrealised investment
 losses, net                                                          (63)                    (63)        1     (62)
 Related change in
 amortisation of deferred
 income and acquisition
 costs                                                                  14                      14                14
Related tax                                                  30         16         2            48                48

Total items recognised
directly in equity                                          213       (33)       (5)           175               175

Total income and expense
for the period                                  300         213       (33)       (5)           475         5     480

Cumulative effect of
changes in accounting
policies on adoption of
IAS 32, IAS 39 and IFRS
4, net of applicable
taxes at 1 January 2005
(note M)                                 2    (173)                    397                     226       (3)     223
Dividends                                     (253)                                          (253)             (253)
Reserve movements in
respect of share-based
payments                                          6                                              6                 6
Change in minority
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund                                                                                (9)     (9)

Share capital and share
premium
New share capital
subscribed                       0      40                                                      40                40
Transfer to retained
earnings in respect of
shares issued in lieu of
cash dividends                        (40)       40                                              0                 0

Treasury shares
Movement in own shares in
respect of share-based
payment plans                                     1                                              1                 1
Movement on Prudential plc
shares purchased by
unit trusts consolidated
under IFRS                                      (5)                                            (5)               (5)
Net increase (decrease) in
equity                                   2     (84)         213        364       (5)           490       (7)     483

At beginning of period         119   1,558    2,972       (160)                              4,489       137   4,626
At end of period               119   1,560    2,888          53        364       (5)         4,979       130   5,109



INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)


                                                             Year ended 31 December 2005

                             Share   Share Retained Translation Available-   Hedging Shareholders'  Minority   Total
                           capital premium earnings     reserve   for-sale   reserve        equity interests  equity
                                                                securities
                                                                   reserve
                              GBPm    GBPm     GBPm        GBPm       GBPm      GBPm          GBPm      GBPm    GBPm
Reserves
Profit for the year                             748                                            748        12     760

Items recognised directly
in equity:
Exchange movements                                          268                                268               268
Movement on cash flow
hedges                                                                           (4)           (4)         1     (3)
Unrealised valuation
movements on securities
classified as
available-for-sale
from 1 January 2005
 Unrealised holding
 losses arising during
 the year                                                            (773)                   (773)             (773)
 Less reclassification
 adjustment for losses
 included in the income
 statement                                                              22                      22                22

 Unrealised investment
 losses, net                                                         (751)                   (751)             (751)
 Related change in
 amortisation of deferred
 income and acquisition
 costs                                                                 307                     307               307
Related tax                                                  65        152         1           218               218

Total items recognised
directly in equity                                          333      (292)       (3)            38         1      39

Total income and expense
for the year                                    748         333      (292)       (3)           786        13     799

Cumulative effect of
changes in accounting
policies on adoption of
IAS 32, IAS 39 and
IFRS 4, net of applicable
taxes at 1 January 2005
(note M)                                 2    (173)                    397                     226       (3)     223
Dividends                                     (380)                                          (380)             (380)
Reserve movements in
respect of share-based
payments                                         15                                             15       (1)      14
Change in minority
interests arising
principally from
purchase and sale of
venture investment
companies and property
partnerships of the PAC
with-profits fund                                                                                         26      26

Share capital and share
premium
New share capital
subscribed                       0      55                                                      55                55
Transfer to retained
earnings in respect of
shares issued in lieu of
cash dividends                        (51)       51                                              0                 0

Treasury shares
Movement in own shares
in respect of share-based
payment plans                                     0                                              0                 0
Movement on Prudential
plc shares purchased by
unit trusts consolidated
under IFRS                                        3                                              3                 3
Net increase (decrease)
in equity                                6      264         333        105       (3)           705        35     740

At beginning of year           119   1,558    2,972       (160)                              4,489       137   4,626
At end of year                 119   1,564    3,236         173        105       (3)         5,194       172   5,366





INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

SUMMARY CONSOLIDATED BALANCE SHEET                                       30 June    30 June   31 December
                                                                       2006 GBPm  2005 GBPm     2005 GBPm
Assets

Goodwill:
   Attributable to the PAC with-profits fund (in respect of venture          891        487           607
   fund investment subsidiaries)
   Attributable to shareholders                                            1,341      1,366         1,341

   Total                                                                   2,232      1,853         1,948

Other intangible assets:
   Deferred acquisition costs                                              2,644      1,877         2,339
   Present value of acquired in-force contracts                               85        110           101

   Total                                                                   2,729      1,987         2,440

Other non-investment and non-cash assets:
   Property, plant and equipment                                           1,018        816           910
   Reinsurers' share of contract provisions                                1,141        648         1,278
   Deferred tax assets                                                       423      1,071           755
   Current tax recoverable                                                   315        193           231
   Accrued investment income                                               1,891      1,728         1,791
   Other debtors                                                           2,310      3,388         1,318

   Total                                                                   7,098      7,844         6,283


Investments of long-term business, banking and other operations:
   Investment properties                                                  13,682     12,575        13,180
   Investments accounted for using the equity method                           5          8             5
   Financial investments:
            Loans and receivables                                         12,795     13,202        13,245
            Equity securities and portfolio holdings in unit trusts       75,534     61,701        71,985
            Debt securities                                               78,090     79,438        82,471
            Other investments                                              3,930      3,504         3,879
            Deposits                                                       7,422      6,784         7,627

   Total investments                                                     191,458    177,212       192,392

Held for sale assets                                                          94          1           728
Cash and cash equivalents                                                  3,665      3,708         3,586

Total assets                                                             207,276    192,605       207,377


Equity and liabilities

Equity

Shareholders' equity (note H)                                              5,049      4,979         5,194
Minority interests                                                            96        130           172

Total equity                                                               5,145      5,109         5,366

Liabilities
Banking customer accounts                                                  5,545      6,451         5,830

Policyholder liabilities and unallocated surplus of with-profits funds:
   Contract liabilities (including amounts in respect of contracts       158,127    147,169       158,985
   classified as investment contracts under IFRS 4)
   Unallocated surplus of with-profits funds                              13,458      8,879        11,357

   Total insurance liabilities                                           171,585    156,048       170,342

Core structural borrowings of shareholder-financed operations:
   Subordinated debt (other than Egg)                                      1,573      1,463         1,646
   Other                                                                   1,082      1,227         1,093

                                                                           2,655      2,690         2,739
   Egg subordinated debt capital                                             451        451           451

   Total                                                                   3,106      3,141         3,190

Other borrowings:
   Operational borrowings attributable to shareholder-financed             5,994      6,231         6,432
   operations (note I)
   Borrowings attributable to with-profits funds (note I)                  2,042      1,725         1,898
Other non-insurance liabilities:
   Obligations under funding, securities lending and sale and              3,860      3,774         4,529
   repurchase agreements
   Net asset value attributable to unit holders of consolidated unit       1,495      1,073           965
   trusts and similar funds
   Current tax liabilities                                                 1,168        925           962
   Deferred tax liabilities                                                2,603      2,713         2,991
   Accruals and deferred income                                              476        557           506
   Other creditors                                                         2,216      2,460         1,478
   Provisions                                                                383        990           972
   Other liabilities                                                       1,658      1,408         1,770
   Held for sale liabilities                                                   -          -           146

   Total                                                                  13,859     13,900        14,319

Total liabilities                                                        202,131    187,496       202,011

Total equity and liabilities                                             207,276    192,605       207,377



INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

SUMMARY CONSOLIDATED CASH FLOW STATEMENT                            Half Year   Half Year    Full Year
                                                                    2006 GBPm   2005 GBPm    2005 GBPm
Net cash flows from operating activities

Profit before tax (note (i))                                              854         642        2,145
Changes in operating assets and liabilities (note (ii))                    73       (563)      (1,987)
Other items (note (ii))                                                 (241)       (138)        (357)

                                                                          686        (59)        (199)

Net cash flows from investing activities
Net cash flows from purchases and disposals of property and             (280)        (52)        (154)
equipment
Costs incurred on purchase of Egg minority interests (note J)             (6)           -            -
Acquisition of subsidiaries, net of cash balances (note (iii))             15        (91)         (68)
Disposal of subsidiaries, net of cash balances (note (iii))                80           -          252

                                                                        (191)       (143)           30

Net cash flows from financing activities
Structural borrowings of the Group:
       Shareholder-financed operations (note (iv)):
          Redemption of borrowings                                        (1)       (171)        (308)
          Issue of borrowings                                               -           -          168
          Interest paid                                                 (104)        (95)        (204)
       With-profits operations (note (v)):
          Interest paid                                                   (9)         (9)          (9)
Equity capital (note (vi)):
       Issues of ordinary share capital                                     1           -            3
       Dividends paid to shareholders                                   (260)       (213)        (328)

                                                                        (373)       (488)        (678)

Net increase (decrease) in cash and cash equivalents                      122       (690)        (847)
Cash and cash equivalents at beginning of period                        3,586       4,341        4,341
Effect of exchange rate changes on cash and cash equivalents             (43)          57           92

Cash and cash equivalents at end of period (note (vii))                 3,665       3,708        3,586


Notes

(i) Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(ii) The adjusting items to profit before tax include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, operational interest receipts and payments, dividend receipts, income tax paid and cash flows in respect of assets categorised as available-for-sale investments. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

                                                                     Half Year   Half Year   Full Year
                                                                     2006 GBPm   2005 GBPm   2005 GBPm

   Deferred acquisition costs (excluding changes taken directly to       (462)        (21)       (401)
   equity)
   Other non-investment and non-cash assets                              (883)     (1,333)       (569)
   Investments                                                         (2,618)     (7,794)    (21,462)
   Banking customer accounts                                             (285)       (240)       (861)
   Policyholder liabilities (including unallocated surplus)              4,115       8,582      21,126
   Other liabilities (including operational borrowings)                    206         243         180

Changes in operating assets and liabilities                                 73       (563)     (1,987)


(iii) Acquisitions and disposals of subsidiaries shown above include venture subsidiaries of the PAC with-profits fund as shown in note J. In 2005, this also includes the purchase of Life Insurance Company of Georgia.

(iv) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

(v) Structural borrowings of with-profits operations relates solely to the GBP100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating activities in the presentation above.

(vi) Cash movements in equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests.

(vii) Of the cash and cash equivalents amounts reported above GBP388m (half year 2005: GBP42m; full year 2005: GBP263m) represents cash and cash equivalents of the parent company and related finance subsidiaries.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS


A Basis of preparation and audit status

This interim financial information has been prepared using the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRSs that are already endorsed by the EU and that are applicable or available for early adoption for the next annual financial statements.

The half year 2005 financial statements published in July 2005 were prepared in accordance with the presentation, recognition and measurement bases that were expected to be applied for the full year 2005 results on first time adoption of International Financial Reporting Standards. The comparative half year 2005 results shown within this announcement include minor changes to those previously published arising from the refinement of these bases in the second half of 2005 prior to their application to the full year financial statements.

The IFRS basis results for the 2006 and 2005 half years are unaudited. The 2005 full year IFRS basis results have been derived from the 2005 statutory accounts. The auditors have reported on the 2005 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.


B Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2005.


C Segment disclosure
                                                                           Half Year Half Year Full Year
                                                                           2006 GBPm 2005 GBPm 2005 GBPm
Revenue
Long-term business                                                            13,565    17,739    39,296
Banking                                                                          457       685     1,115
Broker-dealer and fund management                                                518       424       895
Unallocated corporate                                                             71        67        98
Intra-group revenue eliminated on consolidation                                (138)     (147)     (279)

Total revenue per income statement                                            14,473    18,768    41,125

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)

Long-term business, including post-tax transfers to                         (12,881)  (17,024)  (36,997)
unallocated surplus of with-profits funds
Banking                                                                        (502)     (672)   (1,071)
Broker-dealer and fund management                                              (358)     (333)     (741)
Unallocated corporate                                                           (16)     (244)     (450)
Intra-group charges eliminated on consolidation                                  138       147       279

Total charges per income statement                                          (13,619)  (18,126)  (38,980)

Segment results - revenue less charges (continuing
operations)
Long-term business                                                               684       715     2,299
Banking                                                                         (45)        13        44
Broker-dealer and fund management                                                160        91       154
Unallocated corporate                                                             55     (177)     (352)

Profit before tax*                                                               854       642     2,145
Tax attributable to policyholders' returns                                     (162)     (182)   (1,147)

Profit before tax attributable to shareholders                                   692       460       998
Tax attributable to shareholders' profits                                      (242)     (156)     (241)

Profit from continuing operations after tax                                      450       304       757

Segment results - discontinued operations (net of
tax)
Banking                                                                            0         1         3

Profit for the period                                                            450       305       760


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.



INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)


D Supplementary analysis of profit from continuing operations before tax attributable to shareholders

                                                                    Half Year   Half Year   Full Year
Results analysis by business area                                   2006 GBPm   2005 GBPm   2005 GBPm

UK Operations
UK Insurance Operations                                                   205         187         400
M&G                                                                       100          83         163
Egg                                                                      (39)          13          44

Total                                                                     266         283         607

US Operations
Jackson National Life                                                     223         157         348
Broker-dealer and fund management                                           8          18          24
Curian                                                                    (4)         (6)        (10)

Total                                                                     227         169         362

Asian Operations
Long-term business                                                         88         116         195
Fund management                                                            22           2          12
Development expenses                                                      (7)         (8)        (20)

Total                                                                     103         110         187

Other income and expenditure
Investment return and other income                                         33          45          87
Interest payable on core structural borrowings                           (89)        (84)       (175)
Corporate expenditure:
        Group Head Office                                                (46)        (36)        (70)
        Asia Regional Head Office                                        (19)        (14)        (30)
Charge for share based payments for Prudential schemes                    (5)         (4)        (11)

Total                                                                   (126)        (93)       (199)

UK restructuring costs (note L)                                          (17)           -           -

Operating profit from continuing operations based on longer-term          453         469         957
investment returns
Goodwill impairment charge (note (i))                                       -        (95)       (120)
Short-term fluctuations in investment returns on                           39          94         211
shareholder-backed business (note (ii))
Shareholders' share of actuarial and other gains and losses on            200         (8)        (50)
defined benefit pension schemes (note (iii))

Profit from continuing operations before tax attributable to              692         460         998
shareholders


(i)                Goodwill impairment charge

The charges for goodwill impairment in 2005 relate to the Japanese life business.

(ii) Short-term fluctuations in investment returns on shareholder-backed business
                                                                    Half Year   Half Year   Full Year
                                                                    2006 GBPm   2005 GBPm   2005 GBPm
US Operations:
        Movement in market value of derivatives used for economic          93          36         122
        hedging purposes
        Actual less longer-term investment returns for other                9          24          56
        items
Asian Operations                                                         (36)          17          32
Other operations                                                         (27)          17           1

                                                                           39          94         211

(iii) Actuarial and other gains and losses on defined benefit pension schemes

Actuarial gains and losses

Actual less expected return on scheme assets                             (57)         144         544
Experience (losses) gains on liabilities                                    0         (3)           1
Gains (losses) on changes of assumptions for scheme liabilities*          611       (156)       (489)

                                                                          554        (15)          56
Less: amounts attributable to the PAC with-profits fund                 (354)           7        (58)

                                                                          200         (8)         (2)

Non recurrent credit (charge)

Shareholders' share of credit arising from reduction in assumed             -           -          35
level of future discretionary increases for pensions in payment of the Prudential Staff Pension Scheme to 2.5%
Loss on re-estimation of shareholders' share of deficit on the              -           -        (63)
Prudential Staff Pension Scheme at 31 December 2005 to 30%
Effect of strengthening in actuarial provisions for increase in             -           -        (20)
ongoing contributions for future service of active scheme members

                                                                            -           -        (48)

                                                                          200         (8)        (50)



*The gains and losses on changes of assumption for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.

The discount rates applied for the Group's UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:

30 June 2006          5.5%
31 December 2005      4.8%
30 June 2005          5.0%
31 December 2004      5.3%



INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)


E Tax charge


The total tax charge of GBP404m for the 2006 half year (2005 half year GBP338m) comprises GBP220m (GBP217m) UK tax and GBP184m (GBP121m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of GBP242m for the 2006 half year (2005 half year
GBP156m) comprises GBP95m (GBP52m) UK tax and GBP147m (GBP104m) overseas tax.

                                                                         Half Year  Half Year  Full Year
F Supplementary analysis of earnings per share from continuing           2006 GBPm  2005 GBPm  2005 GBPm
operations

Operating profit based on longer-term investment returns after related       12.7p      14.0p      32.2p
tax and minority interests
Adjustment for goodwill impairment charge                                        -     (4.0)p     (5.1)p
Adjustment from post-tax longer-term investment returns to post-tax           0.2p       3.0p       5.9p
actual investment returns (after related minority interests)
Adjustment for post-tax shareholders' share of actuarial and other            5.8p     (0.3)p     (1.5)p
gains and losses on defined benefit pension schemes

Based on profit from continuing operations after tax and minority            18.7p      12.7p      31.5p
interests


G Dividend

The interim dividend of 5.42p per share will be paid on 27 October 2006 to shareholders on the register at the close of business on 18 August 2006. A scrip dividend alternative will be offered to shareholders.


H Shareholders' equity
                                                                          30 June     30 June  31 December
                                                                        2006 GBPm   2005 GBPm    2005 GBPm

Share capital                                                                 121         119          119
Share premium                                                               1,808       1,560        1,564
Reserves                                                                    3,120       3,300        3,511

Total                                                                       5,049       4,979        5,194


I Other borrowings
                                                                          30 June     30 June  31 December
                                                                        2006 GBPm   2005 GBPm    2005 GBPm

Operational borrowings attributable to shareholder-financed operations

Borrowings in respect of short-term fixed income securities                 1,500       1,131        1,472
programmes
Non-recourse borrowings of investment subsidiaries managed by PPM             943       1,195        1,085
America
Borrowings in respect of banking operations                                 3,535       3,888        3,856
Other borrowings                                                               16          17           19
Total                                                                       5,994       6,231        6,432


Borrowings attributable to with-profits funds

Non-recourse borrowings of venture fund investment subsidiaries of          1,183         755          988
the PAC with-profits fund
Structural borrowings (subordinated debt of the Scottish Amicable             100         100          100
Insurance Fund)
Other borrowings (predominantly external funding of consolidated              759         870          810
investment vehicles)

Total                                                                       2,042       1,725        1,898



INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)


J Acquisitions and disposals

(i) Shareholder acquisitions - Egg minority interests


In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received
0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6m new shares in the Company.

The Company accounts for the purchase of minority interests using the economic entity method. Accordingly, GBP167m has been charged to retained earnings representing the difference between the consideration paid (including expenses) of GBP251m and the share of net assets acquired of GBP84m.


(ii)               PAC with-profits fund acquisitions

The PAC with-profits fund acquires a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. There were two such acquisitions during the period to 30 June 2006:

- Acquisition of 53 per cent of the voting equity interests of Histoire D'or, a jewellery retail company, in April 2006; and

- Acquisition of 51 per cent of the voting equity interests of Azzuri Communications, a business IT services company, in June 2006.

These acquisitions are considered individually immaterial and therefore all 2006 half year information in the following table has been presented in aggregate. Due to the nature of the investments, it is not practicable to provide certain information for acquisitions occuring in the 2006 half year, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquiree's assets, liabilities, and contingent liabilities immediately before acquisition.

The results of the acquisitions have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition. The earnings contributed by these acquisitions to the income statement is insignificant and is also reflected as part of the change in unallocated surplus of the with-profits fund.

The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the ventures acquisitions in the six months to 30 June 2006:


                                                                                 Fair value on
                                                                                   acquisition
                                                                                          GBPm

        Cash and cash equivalents                                                           16
        Other current assets                                                                62
        Property, plant and equipment                                                       14
        Other non-current assets                                                            51
        Less liabilities, including current liabilities and borrowings                    (455)

                                                                                          (312)
        Less minority interests                                                              0

        Net assets acquired                                                               (312)
        Goodwill                                                                           313

        Cash consideration                                                                   1

Aggregate goodwill of GBP313m has been recognised for the excess of the cost over the Group's interest in the net fair value of entities assets, liabilities and contingent assets in the 2006 half year.

There are no intangible assets that were not recognised separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.


(iii)       PAC with-profits fund disposals

As at 31 December 2005, two venture subsidiaries were classified as held for sale; Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The sale of these venture subsidiaries was completed in the 2006 half year. In addition, two additional venture subsidiaries of the PAC with-profits fund were disposed of during the period, namely Orefi and Aperio Group Pty Ltd. Total cash consideration received was GBP93m. Goodwill of GBP44m and cash and cash equivalents of GBP13m were disposed of. There are no venture subsidiaries classified as held for sale at 30 June 2006.


K Bulk annuity reinsurance from the Scottish Amicable Insurance Fund to Prudential Retirement Income Limited

In June 2006 Prudential Retirement Income Limited (PRIL), a shareholder-backed subsidiary of the Company, entered into a bulk annuity reinsurance arrangement with the Scottish Amicable Insurance Fund (SAIF) for the reinsurance of non-profit immediate pension annuity liabiities with a premium of GBP592m. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in 1997, which is solely for the benefit of SAIF policyholders. As explained in the notes to the tables for the supplementary transaction measure of new business, the economic substance of the arrangement is a transfer of risks and rewards attaching to this business from SAIF policyholders to Prudential shareholders. Accordingly, for the purpose of those tables the reinsurance transaction has been recorded as 'new business'. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.


L UK restructuring costs

On 1 December 2005 the Company announced an initiative for UK Insurance Operations to work more closely with Egg and M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies. The one-off restructuring cost of achieving the savings was estimated to be GBP50m. As at 30 June 2006 GBP17m of cost to shareholder-backed operations had been incurred.

In the first half of 2006 the level of current and projected restructuring activity has increased as a result of an end to end review of the UK business, which is in progress, that is aimed at reducing the overall cost base. The total cost of implementing this and the previously announced restructuring (as noted above) is estimated at GBP110m to be incurred in 2006 and 2007, of which GBP70m is anticipated to be born by the shareholder-backed UK Insurance Operations and Egg and GBP40m by the PAC with-profits fund.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE UNAUDITED IFRS BASIS RESULTS (CONTINUED)

M Effect of adoption of IAS 32, IAS 39, and IFRS 4

The impact on total equity of adopting IAS 32, IAS 39 and IFRS 4 at 1 January
2005 was as follows:

                                                                   Shareholders'     Minority      Total
                                                                          equity    interests     equity
                                                                            GBPm         GBPm        GBPm
Changes on adoption of IAS 32, IAS 39 and IFRS 4 relating to:
UK Insurance Operations (note (i))                                          (22)                    (22)
Jackson National Life (note (ii))                                            273                     273
Banking and non-insurance operations (note (iii))                           (25)          (3)       (28)

Total                                                                        226          (3)        223


Notes

The changes shown above reflect the impact of re-measurement for :


(i)                 UK Insurance Operations

The reduction in shareholders' equity of GBP22m includes GBP20m relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.


(ii)                Jackson National Life

Under IAS 39, JNL's debt securities and derivative financial instruments are re-measured to fair value from the lower of amortised cost and, if relevant, impaired value. Fair value movements on debt securities, net of "shadow" changes to deferred acquisition costs and related deferred tax are recognised directly in equity. Fair value movements on derivatives are recorded in the income statement.


(iii)               Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders' equity of these changes, after tax, is a deduction of GBP15m. A further GBP10m reduction in equity arises on certain centrally held financial instruments and derivatives.


INDEPENDENT REVIEW REPORTS BY KPMG AUDIT PLC TO PRUDENTIAL PLC, extracted from the interim report 2006


"Introduction

We have been engaged by the Company to review the IFRS financial information for the six months ended 30 June 2006 set out on pages 18 and 19 and pages 26 to 38. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.


Directors' responsibilities

The interim report, including the IFRS financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS financial information as presented for the six months ended 30 June 2006.


KPMG Audit Plc
Chartered Accountants
London
27 July 2006



Introduction

We have been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2006 set out on page 17 and pages 20 to 25.

The supplementary information has been prepared in accordance with the EEV Principles issued in May 2004 by the CFO Forum using the methodology and assumptions set out on pages 22 to 24. The supplementary information should be read in conjunction with the Group's interim IFRS financial information which is set out on pages 18 and 19 and pages 26 to 38.

We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the supplementary information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.


Directors' responsibilities

The interim report, including the EEV basis supplementary information contained therein, is the responsibility of, and has been approved by the directors. The directors have accepted responsibility for preparing the supplementary information in accordance with the EEV Principles and for determining the assumptions used in the application of those principles.


Review work performed

We conducted our review having regard to Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the supplementary information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the supplementary information.


Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the EEV basis supplementary information as presented for the six months ended 30 June 2006.


KPMG Audit Plc
Chartered Accountants
London

27 July 2006"






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 July 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   JON BUNN

                                               Jon Bunn
                                               Director of Public Relations